UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                                (Rule 13d-101)

 Information to be included in Statements Filed Pursuant To Rule 13d-1(a) and
              Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                               (Amendment No. 3)

                        VALUEVISION INTERNATIONAL, INC.
             -----------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
             -----------------------------------------------------
                        (Title of Class of Securities)

                                   92047K107
             -----------------------------------------------------
                                (CUSIP Number)

                              Richard Cotton, Esq.
                       National Broadcasting Company, Inc.
                             30 Rockefeller Plaza
                           New York, New York 10112
                                (212) 664-4444
            -------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               November 16, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 92047K107                 13D/A            Page 2 of 57

  1.    NAME OR REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

             GE CAPITAL EQUITY INVESTMENTS, INC.
             06-1468495

  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  /_/
                                                                      (b)  /X/

  3.    SEC USE ONLY


  4.    SOURCE OF FUNDS:

             Not applicable.

  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           /_/

  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

        Delaware

    NUMBER OF       7.   SOLE VOTING POWER
     SHARES
  BENEFICIALLY                -0-
    OWNED BY
      EACH          8.   SHARED VOTING POWER
    REPORTING
     PERSON                   16,013,918
      WITH
                    9.   SOLE DISPOSITIVE POWER

                              -0-

                   10.   SHARED DISPOSITIVE POWER

                              16,013,918

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             16,013,918

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                         /X/

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

             36.4%

 14.    TYPE OF REPORTING PERSON

             CO

        *See Instructions Before Filling Out!

 CUSIP No. 92047K107                 13D/A            Page 5 of 57

  1.    NAME OR REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

             NATIONAL BROADCASTING COMPANY, INC.
             14-1682529

  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  /_/
                                                                       (b)  /X/

  3.    SEC USE ONLY


  4.    SOURCE OF FUNDS:

             See Item 3.

  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            /_/

  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

        Delaware

    NUMBER OF       7.   SOLE VOTING POWER
     SHARES
  BENEFICIALLY                -0-
    OWNED BY
      EACH          8.   SHARED VOTING POWER
    REPORTING
     PERSON                   16,013,918
      WITH
                    9.   SOLE DISPOSITIVE POWER

                              3,450,000

                   10.   SHARED DISPOSITIVE POWER

                              16,013,918

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             19,463,918

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            /X/

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

             41.0%

 14.    TYPE OF REPORTING PERSON

             CO

        *See Instructions Before Filling Out!

 CUSIP No. 92047K107                 13D/A            Page 7 of 57

  1.    NAME OR REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

             GENERAL ELECTRIC CAPITAL CORPORATION
             13-1500700

  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  /_/
                                                                       (b)  /X/

  3.    SEC USE ONLY


  4.    SOURCE OF FUNDS:

             Not Applicable

  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            /_/

  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

        New York

    NUMBER OF       7.   SOLE VOTING POWER
     SHARES
  BENEFICIALLY                -0-
    OWNED BY
      EACH          8.   SHARED VOTING POWER
    REPORTING
     PERSON                   16,013,918
      WITH
                    9.   SOLE DISPOSITIVE POWER

                              -0-

                   10.   SHARED DISPOSITIVE POWER

                              16,013,918

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             16,013,918

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            /X/

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

             36.4%

 14.    TYPE OF REPORTING PERSON

             CO

        *See Instructions Before Filling Out!

 CUSIP No. 92047K107                 13D/A            Page 9 of 57

  1.    NAME OR REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

             GENERAL ELECTRIC CAPITAL SERVICES, INC.
             06-1109503

  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  /_/
                                                                       (b)  /X/

  3.    SEC USE ONLY


  4.    SOURCE OF FUNDS*:

             Not Applicable

  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            /_/

  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

        Delaware

    NUMBER OF       7.   SOLE VOTING POWER
     SHARES
  BENEFICIALLY                Disclaimed (see 11 below)
    OWNED BY
      EACH          8.   SHARED VOTING POWER
    REPORTING
     PERSON                   -0-
      WITH
                    9.   SOLE DISPOSITIVE POWER

                              Disclaimed (see 11 below)

                   10.   SHARED DISPOSITIVE POWER

                              -0-

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             Beneficial Ownership of all Shares disclaimed by General Electric Capital Services, Inc.

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            /X/

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

             Not applicable (see 11 above)

 14.    TYPE OF REPORTING PERSON

             CO

        *See Instructions Before Filling Out!

 CUSIP No. 92047K107                 13D/A            Page 11 of 57

  1.    NAME OR REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

             GENERAL ELECTRIC COMPANY
             14-0689340

  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  /_/
                                                                       (b)  /X/

  3.    SEC USE ONLY


  4.    SOURCE OF FUNDS:

             Not Applicable

  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            /_/

  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

        New York

    NUMBER OF       7.   SOLE VOTING POWER
     SHARES
  BENEFICIALLY                Disclaimed (see 11 below)
    OWNED BY
      EACH          8.   SHARED VOTING POWER
    REPORTING
     PERSON                   -0-
      WITH
                    9.   SOLE DISPOSITIVE POWER

                              Disclaimed (see 11 below)

                   10.   SHARED DISPOSITIVE POWER

                              -0-

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             Beneficial Ownership of all Shares disclaimed by General Electric Capital Services, Inc.

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            /X/

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

             Not applicable (see 11 above)

 14.    TYPE OF REPORTING PERSON

             CO

        *See Instructions Before Filling Out!

 CUSIP No. 92047K107                 13D/A            Page 13 of 57

  1.    NAME OR REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

             NATIONAL BROADCASTING COMPANY HOLDING, INC.
             13-3448662

  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  /_/
                                                                       (b)  /X/

  3.    SEC USE ONLY


  4.    SOURCE OF FUNDS:

             Not Applicable

  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            /_/

  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

        New York

    NUMBER OF       7.   SOLE VOTING POWER
     SHARES
  BENEFICIALLY                Disclaimed (see 11 below)
    OWNED BY
      EACH          8.   SHARED VOTING POWER
    REPORTING
     PERSON                   -0-
      WITH
                    9.   SOLE DISPOSITIVE POWER

                              Disclaimed (see 11 below)

                   10.   SHARED DISPOSITIVE POWER

                              -0-

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             Beneficial Ownership of all Shares disclaimed by National Broadcasting Company Holding, Inc.

 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            /X/

 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

             Not applicable (see 11 above)

 14.    TYPE OF REPORTING PERSON

             CO

        *See Instructions Before Filling Out!

 CUSIP No. 92047K107                 13D/A            Page 15 of 57

          This Amendment No. 3 (this "Amendment") amends the Schedule 13D filed on April 26, 1999, as amended by Amendment No. 1 filed on June 3, 1999 and Amendment No. 2 filed on July 6, 1999 (as so amended, the "Schedule 13D"), which relates to shares of common stock, par value $0.01 per share, of ValueVision, International, Inc., a Minnesota corporation. Capitalized terms used herein but not defined shall have the meaning attributed to them in the
Schedule 13D.

Item 2.   Identity and Background.

          As of the date hereof, the name, business address, principal occupation or employment, and citizenship of each director and executive officer of NBC and GE are set forth on Schedules B and E, respectively, attached hereto.

Item 3.   Source and Amount of Funds or Other Consideration.

          NBC and the Company have entered into a Trademark License Agreement (the "License Agreement") dated as of November 16, 2000, pursuant to which NBC granted the Company a license to the NBC name and trademark for use in connection with the Company's home shopping television network and related website (the "License"). The term of the License is 10 years ending
November 16, 2010, subject to early termination under certain specified circumstances.

          In consideration for the License, the Company granted NBC warrants (the "Branding Warrants") to purchase 6,000,000 shares of Common Stock at a price of $17.375 per share, subject to adjustment in certain circumstances set forth in the Branding Warrants. 2,000,000 Branding Warrants are immediately exercisable, 2,000,000 will become exercisable on November 16, 2001, and the remaining 2,000,000 will become exercisable on November 16, 2002. Each Branding Warrant is exercisable for a period of six years after it initially becomes exercisable.

          Notwithstanding the six-year exercise period, the Company has the right to terminate early any unexercised Branding Warrants, if the Company terminates the License Agreement early for any of the following reasons:

1. A material, uncured breach of the License Agreement by NBC such that the Company could reasonably claim a rescission of the License has occurred.

2.   Certain bankruptcy events relating to NBC.

3. The failure of NBC and the Company, using all good faith efforts, to agree upon the trademarks, service marks, logos, corporate names, trade names and/or domain names for the Company and its services within 90 days after November 16, 2000.

          Other than as set forth above, the Company has no early termination rights with respect to the Branding Warrants.

          In addition, as further consideration for the License, the Company agreed to immediately accelerate the vesting of 1,125,000 previously unvested warrants that were issued to NBC pursuant to the Distribution and Marketing Agreement, dated as of March 8, 1999, between NBC and the Company (the "Distribution Warrants"). As a result, all such Distribution Warrants are exercisable as of November 16, 2000.

          The information set forth in response to this Item 3 is qualified in its entirety by reference to the Warrant Certificate (attached hereto as Exhibit 12) and Warrant Purchase Agreement (attached hereto as Exhibit 13), which are expressly incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

          The responses of the Reporting Persons on Rows (11) through (13) of the cover pages of this Amendment are incorporated herein by reference. As of the date of this filing, GECEI, NBC, and GE Capital, by virtue of its ownership of all of the Common Stock of GECEI, may be deemed to have joint beneficial ownership of (i) 10,674,418 shares of outstanding Common Stock of the Company, and (ii) 5,339,500 shares of Common Stock issuable upon the conversion of 5,339,500 shares of outstanding Preferred Stock. In addition, NBC beneficially owns the Distributor Warrant, which is currently exercisable for 1,450,000 shares of Common Stock, and the Branding Warrants, which are currently exercisable for 2,000,000 shares of Common Stock (which securities do not include the 4,000,000 additional shares of Common Stock subject to the Branding Warrants for which the Branding Warrants are not yet exercisable). According to the Company's Form 10-Q filed on September 14, 2000, as of September 12, 2000, the Company had 38,633,902 shares of Common Stock issued and outstanding (including 10,674,418 outstanding shares of Common Stock beneficially owned by the Reporting Persons on such date). Accordingly, as of the date hereof NBC may be deemed to have beneficial ownership of 41.0% of the outstanding shares of Common Stock, assuming (i) issuance of 5,339,500 shares of Common Stock upon conversion of the Preferred Shares, (ii) the exercise of the Distributor Warrant with respect to 1,450,000 shares of Common Stock, and (iii) the exercise of the Branding Warrants with respect to 2,000,000 shares of Common Stock (which securities do not include the 4,000,000 additional shares of Common Stock subject to the Branding Warrants for which the Branding Warrants are not yet exercisable). As of the date hereof, GECEI and GE Capital, by virtue of its ownership of all the Common Stock of GECEI, may be deemed to have joint beneficial ownership of 36.4% of the outstanding shares of Common Stock, assuming the issuance of 5,339,500 shares of Common Stock upon conversion of the Preferred Shares.

Item 7.   Exhibits.

Exhibit 12.    Warrant Certificate
Exhibit 13.    Warrant Purchase Agreement

 CUSIP No. 92047K107                 13D/A            Page 15 of 57

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:    November 28, 2000


GE CAPITAL EQUITY INVESTMENTS, INC.


By:  /s/ Michael E. Pralle
     -------------------------------
     Michael E. Pralle, President


GENERAL ELECTRIC CAPITAL CORPORATION


By:  /s/ Michael E. Pralle
     -------------------------------
     Michael E. Pralle, Vice President


GENERAL ELECTRIC CAPITAL SERVICES, INC.

By:  /s/ Michael E. Pralle
     -------------------------------
     Michael E. Pralle, Attorney-in-Fact


GENERAL ELECTRIC COMPANY


By:  /s/ Michael E. Pralle
     -------------------------------
     Michael E. Pralle, Attorney-in-Fact

NATIONAL BROADCASTING COMPANY, INC.


By:  /s/ Mark Begor
     -------------------------------
     Mark Begor, Executive Vice President


NATIONAL BROADCASTING COMPANY HOLDING, INC.



By:  /s/ Mark Begor
     -------------------------------
     Mark Begor, Treasurer

 CUSIP No. 92047K107                 13D/A            Page 1 of 57


                          SCHEDULE B TO SCHEDULE 13D

                 Filed by National Broadcasting Company, Inc.

                      National Broadcasting Company, Inc.
                       Directors and Executive Officers



Name
Present Principal Occupation               Present Business Address
----------------------------               ------------------------

Directors

S.S. Cathcart                              222 Wisconsin Avenue
Retired Chairman, Illinois                 Suite 103
Tool Works                                 Lake Forest, IL  60045


Andrea Jung                                Avon Products, Inc.
President and Chief Operating Officer      1345 Avenue of the Americas
Avon Products, Inc.                        New York, NY  10105

G.G. Michelson                             Federated Department Stores
Former Member of the Board of Directors    151 West 34th Street
Federated Department Stores                New York, NY  10001

S. Nunn                                    King & Spalding
Partner, King & Spalding                   191 Peachtree Street, N.E.
                                           Atlanta, GA 30303

J.D. Opie                                  General Electric Company
Vice Chairman of the Board and Executive   3135 Easton Turnpike
Officer, General Electric Company          Fairfield, CT  06431

R.S. Penske                                Penske Corporation
Chairman of the Board and President        13400 Outer Drive,
Penske West Corporation                    Detroit, MI  48239-4001

Name
Present Principal Occupation               Present Business Address
----------------------------               ------------------------

F.H.T. Rhodes                              Cornell University
President Emeritus, Cornell University     3104 Snee Building
                                           Ithaca, NY  14853

A.C. Sigler                                Champion International Corporation
Retired Chairman of the Board and CEO      1 Champion Plaza
and former Director, Champion              Stamford, CT  06921
International Corp.

D.A. Warner III                            J.P. Morgan & Co., Inc. and
Chairman of the Board, President, and      Morgan Guaranty Trust Co.
Chief Executive Officer, J.P. Morgan       60 Wall Street
& Co. Incorporated and Morgan Guaranty     New York, NY  10260
Guaranty Trust Company

J.F. Welch, Jr.                            General Electric Company
Chairman of the Board and Chief            3135 Easton Turnpike
Executive Officer, General Electric        Fairfield, CT  06431
Company

Executive Officers

John F. Welch Jr.                          National Broadcasting Company, Inc.
Chairman                                   3135 Easton Turnpike
                                           Fairfield, CT  06431

Robert C. Wright                           National Broadcasting Company, Inc.
Chief Executive Officer & President        30 Rockefeller Plaza
                                           New York, NY 10112

Mark Begor                                 National Broadcasting Company, Inc.
Executive Vice President                   30 Rockefeller Plaza
                                           New York, NY 10112

William Bolster                            CNBC, Inc.
Executive Vice President                   2200 Fletcher Avenue
                                           Fort Lee, NJ 07024

Name
Present Principal Occupation               Present Business Address
----------------------------               ------------------------

Richard Cotton                             National Broadcasting Company, Inc.
Executive Vice President                   30 Rockefeller Plaza
                                           New York, NY 10112

Duncan Ebersol                             National Broadcasting Company, Inc.
Executive Vice President                   30 Rockefeller Plaza
                                           New York, NY 10112

Randel A. Falco                            National Broadcasting Company, Inc.
Executive Vice President                   30 Rockefeller Plaza
                                           New York, NY 10112

Andrew Lack                                National Broadcasting Company, Inc.
Executive Vice President                   30 Rockefeller Plaza
                                           New York, NY 10112

Scott Sassa                                National Broadcasting Company, Inc.
Executive Vice President                   3000 West Alameda Ave.
                                           Burbank, CA 91523

Edward Scanlon                             National Broadcasting Company, Inc.
Executive Vice President                   30 Rockefeller Plaza
                                           New York, NY 10112

Kassie Canter                              National Broadcasting Company, Inc.
Senior Vice President                      30 Rockefeller Plaza
                                           New York, NY 10112

Dennis D. Dammerman                        General Electric Company
Vice Chairman of the Board                 3135 Easton Turnpike
Executive Officer, General                 Fairfield, CT 06431
Electric Company

Scott McNealy                              Sun Microsystems, Inc.
Chairman and                               901 San Antonio Road
Chief Executive Officer,                   Palo Alto, CA 94303
Sun Microsystems, Inc.

Name
Present Principal Occupation               Present Business Address
----------------------------               ------------------------

John Eck                                   National Broadcasting Company
Executive Vice President                   30 Rockefeller Plaza
                                           New York, NY 10112

Jay Ireland                                National Broadcasting Company
Executive Vice President                   30 Rockefeller Plaza
                                           New York, NY 10112

Pamela Thomas-Graham                       National Broadcasting Company
Executive Vice President                   30 Rockefeller Plaza
                                           New York, NY 10112

Martin Yudkovitz                           National Broadcasting Company
Executive Vice President                   30 Rockefeller Plaza
                                           New York, NY 10112

David Zaslav                               National Broadcasting Company
Executive Vice President                   30 Rockefeller Plaza
                                           New York, NY 10112



Each person listed above is a citizen of the United States of America except Andrea Jung, who is a citizen of Canada.

 CUSIP No. 92047K107                 13D/A            Page 1 of 57

                          SCHEDULE E TO SCHEDULE 13D

                       Filed by General Electric Company

                           General Electric Company
                                  Directors


Name
Present Principal Occupation                  Present Business Address
----------------------------                  ------------------------

J. I. Cash, Jr.                               Harvard Business School
Professor of Business Administration-         Morgan Hall
Graduate School of Business                   Soldier's Field Road
Administration, Harvard University            Boston, MA 02163

S. S. Cathcart                                222 Wisconsin Avenue
Retired Chairman                              Suite 103
Illinois Tool Works                           Lake Forest, IL 60045


Dennis D. Dammerman                           General Electric Company
Vice Chairman of the Board and Executive      3135 Easton Turnpike
Officer, General Electric Company;            Fairfield, CT 06431
Chairman, General Electric Capital
Services, Inc.

P. Fresco                                     Fiat SpA
Chairman of The Board                         via Nizza 250
                                              10126 Torino, Italy

A. M. Fudge                                   Kraft Foods, Inc.
Executive Vice President                      555 South Broadway
                                              Tarrytown, NY 10591

C. X. Gonzalez                                Kimberly-Clark de Mexico, S.A. de
Chairman of the Board and Chief Executive     C.V.
Officer                                       Jose Luis Lagrange 103
Kimberly-Clark de Mexico, S.A. de C. V.       Tercero Piso
                                              Colonia Los Morales
                                              Mexico, D. F. 11510, Mexico

Name
Present Principal Occupation                  Present Business Address
----------------------------                  ------------------------

A. Jung                                       Avon Products, Inc.
President and Chief Executive Officer         1345 Avenue of the Americas
Avon Products, Inc.                           New York, NY 10105

K. G. Langone                                 Invemed Associates, Inc.
Chairman, President and Chief Executive       375 Park Avenue
Officer, Invemed Associates, Inc.             New York, NY 10152

Scott G. McNealy                              Sun Microsystems, Inc.
Chairman, President and Chief Executive       901 San Antonio Road
Officer, Sun Microsystems, Inc.               Palo Alto, CA  94303-4900

G. G. Michelson                               Federated Department Stores
Former Member of the Board of Directors       151 West 34th Street
Federated Department Stores                   New York, New York 10001

S. Nunn                                       King & Spalding
Partner, King & Spalding                      191 Peachtree Street, N.E.
                                              Atlanta, Georgia 30303


R. S. Penske                                  Penske Corporation
Chairman of the Board and President           13400 Outer Drive, West
Penske Corporation                            Detroit, MI 48239-4001

F.H.T. Rhodes                                 Cornell University
President, Emeritus, Cornell University       3104 Snee Building
                                              Ithaca, NY 14853

A. C.  Sigler                                 Champion International
Retired Chairman of The Board and CEO and     Corporation
former Director, Champion International       1 Champion Plaza
Corporation                                   Stamford, CT 06921

D. A. Warner III                              J. P. Morgan & Co., Inc. & Morgan
Chairman of the Board, President and Chief    Guaranty Trust Co.
Executive Officer, J. P. Morgan & Co.         60 Wall Street
Incorporated and Morgan Guaranty Trust        New York, New York 10260
Company

Name
Present Principal Occupation                  Present Business Address
----------------------------                  -------------------------

J. F.  Welch, Jr.                             General Electric Company
Chairman of the Board and Chief Executive     3135 Easton Turnpike
Officer, General Electric Company             Fairfield, CT 06431

R. C. Wright                                  National Broadcasting Company,
Vice Chairman of the Board and Executive      Inc.
Officer, General Electric Company;            30 Rockefeller Plaza
President and Chief Executive Officer,        New York, New York 10112
National Broadcasting Company, Inc.

                          Citizenship
                          ------------

                 P. Fresco                 Italy
                 C. X. Gonzales            Mexico
                 Andrea Jung               Canada
                 All Others                U.S.A.

 CUSIP No. 92047K107                 13D/A            Page 4 of 57


                          SCHEDULE E TO SCHEDULE 13D

                       Filed by General Electric Company

                           General Electric Company
                              Executive Officers


Name
Present Principal Occupation                  Present Business Address
-----------------------------                 ------------------------

J. F.  Welch, Jr.                             General Electric Company
Chairman of the Board and Chief Executive     3135 Easton Turnpike
Officer, General Electric Company             Fairfield, CT 06431

P. D. Ameen                                   General Electric Company
Vice President and Comptroller                3135 Easton Turnpike
                                              Fairfield, CT 06431

F. S. Blake                                   General Electric Company
Senior Vice President-Corporate Business      3135 Easton Turnpike
Development                                   Fairfield, CT 06431

J. R. Bunt                                    General Electric Company
Vice President and Treasurer                  3135 Easton Turnpike
                                              Fairfield, CT 06431

W. J. Conaty                                  General Electric Company
Senior Vice President -Human Resources        3135 Easton Turnpike
                                              Fairfield, CT 06431

Dennis D. Dammerman                           General Electric Company
Vice Chairman of the Board and Executive      3135 Easton Turnpike
Officer, General Electric Company;            Fairfield, CT 06431
Chairman, General Electric Capital
Services, Inc.

Scott C. Donnelly                             General Electric Company
Senior Vice President-Corporate Research      P. O. Box 8
and Development                               Schenectady, NY 12301

Name
Present Principal Occupation                  Present Business Address
----------------------------                  ------------------------

Matthew J. Espe                               General Electric Company
Senior Vice President-GE Lighting             3135 Easton Turnpike
                                              Fairfield, CT 06431

B. W. Heineman, Jr.                           General Electric Company
Senior Vice President-General Counsel and     3135 Easton Turnpike
Secretary                                     Fairfield, CT 06431

J. R. Immelt                                  General Electric Company
Senior Vice President-GE Medical Systems      P. O. Box 414
                                              Milwaukee, WI 53201

L. R. Johnston                                General Electric Company
Senior Vice President -GE Appliances          Appliance Park
                                              Louisville, KY 40225

J. Krenicki, Jr.                              General Electric Company
Vice President-GE Transportation Systems      2901 East Lake Road
                                              Erie, PA 16531


W. J McNerney, Jr.                            General Electric Company
Senior Vice President -GE Aircraft Engines    2901 East Lake Road
                                              Erie, PA 16531

R. L. Nardelli                                General Electric Company
Senior Vice President -GE Power Systems       1 River Road
                                              Schenectady, NY 12345

R. W. Nelson                                  General Electric Company
Vice President -Corporate Financial           3135 Easton Turnpike
Planning and Analysis                         Fairfield, CT 06431

G. M. Reiner                                  General Electric Company
Senior Vice President                         1 Plastics Avenue
Chief Information Officer                     Pittsfield, MA 01201

K. S. Sherin                                  General Electric Company
Senior Vice President-Finance and Chief       3135 Easton Turnpike
Financial Officer                             Fairfield, CT 06431

Name
Present Principal Occupation                  Present Business Address
----------------------------                  ------------------------

L. G. Trotter                                 General Electric Company
Senior Vice President                         41 Woodford Avenue
GE Industrial Systems                         Plainville, CT 06062

R. C. Wright                                  National Broadcasting Company,
Vice Chairman of the Board and Executive      Inc.
Officer, General Electric Company;            30 Rockefeller Plaza
President and Chief Executive Officer,        New York, New York 10112
National Broadcasting Company, Inc.



                     Citizenship of All Executive Officers
                     -------------------------------------
                                    U.S.A.

Exhibit 12.  Warrant Certificate

     NEITHER THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES ISSUABLE UPON EXERCISE OF THE SECURITIES REPRESENTED HEREBY HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAW, AND SUCH SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF A SHAREHOLDER AGREEMENT DATED AS OF APRIL 15, 1999, AMONG VALUEVISION INTERNATIONAL, INC., GE CAPITAL EQUITY INVESTMENTS, INC. AND NATIONAL BROADCASTING COMPANY, INC., AS THEREAFTER AMENDED FROM TIME TO TIME.

     THE RESTATED ARTICLES OF INCORPORATION OF THE COMPANY (AS DEFINED BELOW), AS AMENDED, PROVIDE THAT, EXCEPT AS OTHERWISE PROVIDED BY LAW, SHARES OF STOCK IN THE COMPANY SHALL NOT BE TRANSFERRED TO "ALIENS" UNLESS,
     AFTER GIVING EFFECT TO SUCH TRANSFER, THE AGGREGATE NUMBER OF SHARES OF STOCKOWNED BY OR FOR THE ACCOUNT OF "ALIENS" WILL NOT EXCEED 20% OF THE NUMBER OF SHARES OF OUTSTANDING STOCK OF THE COMPANY, AND THE AGGREGATE VOTING POWER OF SUCH SHARES WILL NOT EXCEED 20% OF THE AGGREGATE VOTING POWER OF ALL OUTSTANDING SHARES OF VOTING STOCK OF THE COMPANY. NOT MORE THAN 20% OF THE AGGREGATE VOTING POWER OF ALL SHARES OUTSTANDING ENTITLED TO VOTE MAY BE VOTED BY OR FOR THE ACCOUNT OF "ALIENS." IF, NOTWITHSTANDING SUCH RESTRICTION ON TRANSFERS TO "ALIENS," THE AGGREGATE NUMBER OF SHARES OF STOCK OWNED BY OR FOR THE ACCOUNT OF "ALIENS" EXCEEDS 20% OF THE NUMBER OF SHARES OF OUTSTANDING STOCK OF THE COMPANY OR IF THE AGGREGATE VOTING POWER OF SUCH SHARES EXCEEDS 20% OF THE AGGREGATE
                                      -6-

     VOTING POWER OF ALL OUTSTANDING SHARES OF VOTING STOCK OF THE COMPANY, THE COMPANY HAS THE RIGHT TO REDEEM SHARES OF ALL CLASSES OF CAPITAL STOCK, AT THEIR THEN FAIR MARKET VALUE, ON A PRO RATA BASIS, OWNED BY OR FOR THE ACCOUNT OF ALL "ALIENS" IN ORDER TO REDUCE THE NUMBER OF SHARES AND/OR PERCENTAGE OF VOTING POWER HELD BY OR FOR THE ACCOUNT OF "ALIENS" TO THE MAXIMUM NUMBER OR PERCENTAGE ALLOWED UNDER THE RESTATED ARTICLES OF INCORPORATION, AS AMENDED, OR AS OTHERWISE REQUIRED BY APPLICABLE FEDERAL LAW. AS USED HEREIN, ALIENS" MEANS ALIENS AND THEIR REPRESENTATIVES, FOREIGN GOVERNMENTS AND THEIR REPRESENTATIVES, AND CORPORATIONS ORGANIZED UNDER THE LAW OF A FOREIGN COUNTRY, AND THEIR REPRESENTATIVES. THE COMPANY WILL FURNISH TO ANY SHAREHOLDER UPON REQUEST AND WITHOUT CHARGE,
     A FULL STATEMENT OF THE DESIGNATIONS, PREFERENCES, LIMITATIONS, AND RELATIVE RIGHTS OF THE SHARES OF EACH CLASS OR SERIES AUTHORIZED TO BE ISSUED, SO FAR AS THEY HAVE BEEN DETERMINED, AND THE AUTHORITY OF THE BOARD TO DETERMINE THE RELATIVE RIGHTS AND PREFERENCES OF SUBSEQUENT CLASSES OR SERIES.



No.  W- _                                                   6,000,000 Warrants
Date of Issuance: November 16, 2000

                        COMMON STOCK PURCHASE WARRANTS
                        ------------------------------

                   Exercisable commencing November 16, 2000
                Void after Expiration Time (as defined herein)

          ValueVision International, Inc., a Minnesota corporation (the "Company"), hereby certifies that, for value received, National Broadcasting Company, Inc., a Delaware corporation (the "Initial Holder" or "NBC"), or registered assigns (in either case, the "Warrantholder"), is the owner of six million (6,000,000) Warrants (as defined below), each of which entitles the Warrantholder to purchase from the Company one fully paid, duly authorized and nonassessable share of Common Stock, par value $0.01 per share, of the Company (the "Common Stock") at any time or from time to time subject to the terms set forth herein, commencing on November 16, 2000 (the "Issue Date") and continuing up to the Expiration Time (as defined herein) at a per share exercise price determined according to the terms and subject to the conditions set forth in this certificate (the "Warrant Certificate"). The number of shares of Common Stock issuable upon exercise of each such Warrant and the exercise price per share of Common Stock are subject to adjustment from time to time pursuant to the provisions of Sections 8 and 9 of this Warrant Certificate. The Warrants evidenced by this Warrant Certificate (the "Warrants") are being issued pursuant to a Warrant Purchase Agreement, dated as of November 16, 2000 (as it may be amended, supplemented or otherwise modified from time to time, the "Warrant Purchase Agreement"), by and between the Company and the Initial Holder.

          Section 1. Definitions. As used in this Warrant Certificate, the following terms shall have the meanings set forth below:

          "Affiliate" shall mean, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person. As used in this definition, "control" (including its correlative meanings, "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

          "Articles of Incorporation" shall mean the Articles of Incorporation of the Company, as amended from time to time.

          "Beneficially Own" shall have the meaning set forth in Rule 13d-3 under the Exchange Act, except that a Person shall be deemed to "Beneficially Own" all securities that such Person has a right to acquire, whether such right is exercisable immediately or only after the passage of time (and without any additional condition), provided that a Person shall not be deemed to "Beneficially Own" any shares of Common Stock which are issuable upon exercise of any Additional Warrants unless and until such Additional Warrants are actually issued and outstanding (at which time such Person shall be deemed to Beneficially Own all shares of Common Stock which are issuable upon exercise of such Additional Warrants, whether or not they are vested or unvested)

          "Board of Directors" shall mean the board of directors of the Company.

          "Business Day" shall mean any day, other than a Saturday, Sunday or a day on which commercial banks in New York, New York are authorized or obligated by law or executive order to close.

          "Change in Control" shall mean any of the following: (i) a merger, consolidation or other business combination or transaction to which the Company is a party if the shareholders of the Company immediately prior to the effective date of such merger, consolidation or other business combination or transaction, as a result of such merger, consolidation or other business combination or transaction, do not have Beneficial Ownership of voting securities representing 50% or more of the Total Current Voting Power of the surviving corporation following such merger, consolidation or other business combination or transaction; (ii) an acquisition by any Person (other than the Restricted Parties and their Affiliates or any 13D Group to which any of them is a member) of Beneficial Ownership of Voting Stock of the Company representing 25% or more of the Total Current Voting Power of the Company, (iii) a sale of all or substantially all the consolidated assets of the Company to any Person or Persons (other than Restricted Parties and their Affiliates or any 13D Group to which any of them is a member); or (iv) a liquidation or dissolution of the Company.

          "Common Stock" shall have the meaning set forth in the preamble hereto.

          "Company" shall have the meaning set forth in the preamble hereto.

          "Designated Entity" shall mean Home Shopping Network, Inc., QVC, Inc., Shop-At-Home, Inc. or Paxson Communications Corporation and any of their respective Affiliates.

          "Election to Exercise" shall have the meaning set forth in Section 4.2(a) hereof.

          "Equity Securities" shall mean, with respect to any Person, any and all common stock, preferred stock, any other class of capital stock and partnership or limited liability company interests of such Person or any other similar interests of any Person that is not a corporation, partnership or limited liability company.

          "Exchange Act" shall mean the Securities Exchange act of 1934, as amended, and the rules and regulations promulgated thereunder.

          "Exercise Price" shall have the meaning set forth in Section 8 hereof.

          "Expiration Date" shall mean with respect to any Warrant represented hereunder, the sixth anniversary of the vesting date (as set forth in Schedule A hereto).

          "Expiration Time" shall mean 5:00 P.M., New York City time, on the Expiration Date.

          "expired" shall mean, with respect to a Warrant issued hereunder, that such Warrant has not been exercised prior to the Expiration Date for such Warrant.

          "Fractional Warrant Share" shall mean any fraction of a whole share of Common Stock issued, or issuable upon, exercise of the Warrants.

          "GE Capital" shall mean GE Capital Equity Investments, Inc., a Delaware corporation, together with its successors by operation of law.

          "Governmental Entity" shall mean any federal, state or local government or any court, administrative agency or commission or other governmental authority or agency, domestic or foreign.

          "Independent Expert" shall mean an investment banking firm mutually acceptable to the Company and the Warrantholder.

          "Initial Holder" shall have the meaning set forth in the preamble hereto.

          "Issue Date" shall have the meaning set forth in the preamble hereto.

          "License Agreement" shall mean the Trademark License Agreement dated the date hereof between NBC and the Company, as it may be amended, supplemented or otherwise modified from time to time.

          "License Agreement Termination Event" shall mean a termination of the License Agreement (i) (A) as a result of a material breach of the grant of License (as defined therein) by NBC such that the Company could reasonably claim that a rescission of the License had occurred and (B) the failure of NBC to cure such breach within thirty (30) days after receiving written notice of such breach from the Company; provided, however, that a termination by NBC pursuant to Section 9.2(a)(i), (ii),
     (iii), (iv) and (v), or 9.3 (a), (b) or (c) of the License Agreement shall not constitute a License Agreement Termination Event under any circumstances; (ii) by NBC pursuant to Section 9.2(a)(vi) of the License Agreement; or (iii) by the Company pursuant to Section 9.2(b)(i), (ii), or (iii) of the License Agreement.

          "Market Price" shall mean, with respect to a share of Common Stock on any day, except as set forth below in the case that the shares of Common Stock are not publicly held or listed, the average of the "quoted prices" of the Common Stock for 30 consecutive Trading Days commencing 45 Trading Days before the date in question. The term "quoted prices" of the Common Stock shall mean the last reported sale price on that day or, in case no such reported sale takes place on such day, the average of the last reported bid and asked prices, regular way, on that day, in either case, as reported in the consolidated transaction reporting system with respect to securities quoted on Nasdaq or, if the shares of Common Stock are not quoted on Nasdaq, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the shares of Common Stock are listed or admitted to trading or, if the shares of Common Stock are not quoted on Nasdaq and not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices on such other nationally recognized quotation system then in use, or, if on any such day the shares of Common Stock are not quoted on any such quotation system, the average of the closing bid and asked prices as furnished by a professional market maker selected by the Board of Directors making a market in the shares of Common Stock.
     Notwithstanding the foregoing, if the shares of Common Stock are not publicly held or so listed, quoted or publicly traded, the "Market Price" means the fair market value of a share of Common Stock, as determined in good faith by the Board of Directors; provided, however, that if the Warrantholder shall dispute the fair market value as determined by the Board, the Warrantholder and the Company may retain an Independent Expert. The determination of fair market value by the Independent Expert shall be final, binding and conclusive on the Company and the Warrantholder. All costs and expenses of the Independent Expert shall be borne by the Warrantholder unless the determination of fair market value is more favorable to such Warrantholder by 5% or more, in which case, all such costs and expenses shall be borne by the Company.

          "Nasdaq" shall mean The Nasdaq Stock Market's National Market.

          "NBC" shall have the meaning set forth in the preamble hereto.

          "Organic Change" shall mean, with respect to any Person, any transaction (including without limitation any recapitalization, capital reorganization or reclassification of any class or series of Equity Securities, any consolidation of such Person with, or merger of such Person into, any other Person, any merger of another Person into such Person (other than a merger which does not result in a reclassification, conversion, exchange or cancellation of outstanding shares of capital stock of such Person), and any sale or transfer or lease of all or substantially all of the assets of such Person, but not including any stock split, combination or subdivision which is the subject of Section 9.1(b)) pursuant to which any class or series of Equity Securities of such Person is exchanged for, or converted into the right to receive other securities, cash or other property.

          "Person" shall mean any individual, firm, corporation, company, limited liability company, association, partnership, joint venture, trust or unincorporated organization, or a government or any agency or political subdivision thereof.

          "Preferred Stock" shall mean the Series A Redeemable Convertible Preferred Stock, par value $0.01 per share, of the Company.

          "Purchased Shares" shall have the meaning set forth in Section 9.1(e) hereof.

          "Record Date" shall have the meaning set forth in Section 9.1(a) hereof.

          "Reference Date" shall have the meaning set forth in Section 9.1(d) hereof.

          "Relevant Date" shall have the meaning set forth in Section 9.1(c) hereof.

          "Restricted Parties" shall mean each of (i) NBC, its Ultimate Parent Entity (if any), each Subsidiary of NBC and each Subsidiary of its Ultimate Parent Entity and (ii) any Affiliate of any Person that is a Restricted Party if (and only if) such Restricted Party has the right or power (acting alone or solely with other Restricted Parties) to either cause such Affiliate to comply with or prevent such Affiliate from not complying with all of the terms of this Agreement that are applicable to Restricted Parties.

          "Securities Act" shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

          "Shareholder Agreement" shall mean the Shareholder Agreement, dated as of April 15, 1999, among GE Capital, NBC and the Company, as hereafter amended, restated or supplemented from time to time.

          "Subsidiary" shall mean, as to any Person, a corporation, partnership, limited liability company, joint venture or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, directly or indirectly through one or more intermediaries (including, without limitation, other Subsidiaries), or both, by such Person.

          "13D Group" means any "group" (within the meaning of Section 13(d) of the Exchange Act) formed for the purpose of acquiring, holding, voting or disposing of Voting Stock.

          "Total Current Voting Power" shall mean, with respect to any corporation the total number of votes which may be cast in the election of members of the Board of Directors of the corporation if all securities entitled to vote in the election of such directors (excluding shares of preferred stock that are entitled to elect directors only upon the occurrence of customary events of default) are present and voted (it being understood that the Preferred Stock will be included on an as converted basis in the calculation of Total Current Voting Power of the Company).

          "Trading Day" shall mean any day on which Nasdaq is open for trading, or if the shares of Common Stock are not quoted on Nasdaq, any day on which the principal national securities exchange or national quotation system on which the shares of Common Stock are listed, admitted to trading or quoted is open for trading, or if the shares of Common Stock are not so listed, admitted to trading or quoted, any Business Day.

          "Ultimate Parent Entity" shall mean, with respect to any Person (the "Subject Person"), the Person (if any) that (i) owns, directly or indirectly through one or more intermediaries, or both, shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of the Subject Person and (ii) is not itself a Subsidiary of any other Person or is a natural person.


          "Voting Stock" shall mean shares of the Common Stock and Preferred Stock and any other securities of the Company having the ordinary power to vote in the election of members of the Board of Directors of the Company.

                 "Warrant" shall have the meaning set forth in the preamble hereto.

                 "Warrant Certificate" shall have the meaning set forth in the preamble hereto.

                 "Warrant Purchase Agreement" shall have the meaning set forth in the preamble hereto.

                 "Warrant Register" shall have meaning set forth in Section
         2.2 hereof.

                 "Warrant Shares" shall mean the shares of Common Stock issued, or issuable upon, exercise of the Warrants.

                 "Warrantholder" shall have the meaning set forth in the preamble hereto.

          Section 2.  Transferability.

          2.1 Registration. The Warrants shall be issued only in registered form. The Company agrees to maintain, at its office or agency, books for the registration and transfer of the Warrants.

          2.2 Transfer. Subject to the terms and conditions of the Shareholder Agreement, the Warrants evidenced by this Warrant Certificate may be sold or otherwise transferred at any time (except as such sale or transfer may be restricted pursuant to the regulations of the Federal Communications Commission, the Securities Act or any applicable state securities laws) with the prior written consent of the Company, which consent shall not be unreasonably withheld; provided, however, that the consent of the Company shall not be deemed to have been unreasonably withheld if the Company does not approve a transfer of such Warrants to any Designated Entity. Any such sale or transfer shall be effected on the books of the Company (the "Warrant Register") maintained at its principal executive offices upon surrender of this Warrant Certificate for registration of transfer duly endorsed by the Warrantholder or by its duly authorized attorney or representative, or accompanied by proper evidence of succession, assignment or authority to transfer. Upon any registration of transfer, the Company shall execute and deliver a new Warrant Certificate or Certificates in appropriate denominations to the Person or Persons entitled thereto.


          Section 3.  Exchange of Warrant Certificate.

          Any Warrant Certificate may be exchanged for another certificate or certificates of like tenor entitling the Warrantholder to purchase a like aggregate number of Warrant Shares as the certificate or certificates surrendered then entitles such Warrantholder to purchase. Any Warrantholder desiring to exchange a Warrant certificate shall make such request in writing delivered to the Company, and shall surrender, properly endorsed, the certificate evidencing the Warrant to be so exchanged. Thereupon, the Company shall execute and deliver to the Person entitled thereto a new Warrant Certificate or Certificates as so requested.


          Section 4.  Term of Warrants; Exercise of Warrants.

          4.1 Vesting and Duration of Warrants. Subject to the terms and conditions set forth in this Warrant Certificate, the Warrantholder may exercise the Warrants evidenced hereby, in whole or in part, at any time and from time to time after the Issue Date and before the Expiration Time of such Warrants; provided, however, that the number of Warrants which the Warrantholder will be entitled to exercise on any date will be equal to (a) the sum of the Warrants vested on or prior to such date pursuant to the vesting schedule attached as Schedule A hereto minus (b) the sum of (i) the total number of Warrants previously exercised hereunder and (ii) the total number of Warrants which have Expired; provided, further, that (X) upon the occurrence of a License Agreement Termination Event, notwithstanding the vesting schedule set forth in Schedule A hereto, any unvested Warrants hereunder as of such termination date shall cease to vest, but any Warrants which have vested prior to such termination date shall continue to be exercisable, subject to the provisions hereunder, (Y) upon a Change in Control or termination of the License Agreement by the Company pursuant to
Section 9.2(b)(iv) thereof, notwithstanding the vesting schedule set forth in Schedule A hereto, any unvested Warrants hereunder shall immediately vest and become fully exercisable, subject to the provisions hereunder, and (Z) upon the occurrence of a License Agreement Termination Event, all of the unexercised Warrants hereunder, whether or not vested, shall terminate and become void, and all rights hereunder with respect to such Warrants shall
thereupon cease.   Any Warrant not exercised by the Expiration Time
applicable to such Warrant shall become void, and all rights hereunder with respect to such Warrant shall thereupon cease.

          4.2  Exercise of Warrant.

          (a) On the terms and subject to the conditions set forth in this Warrant Certificate, the Warrantholder may exercise the Warrants evidenced hereby, in whole or in part, by presentation and surrender to the Company of this Warrant Certificate together with the attached Election to Exercise (the "Election to Exercise") duly filled in and signed, and accompanied by payment to the Company of the Exercise Price for the number of Warrant Shares specified in such Election to Exercise. Payment of the aggregate Exercise Price (including payment made pursuant to a purchase under Section 9.3(a) hereof) shall be made (i) in cash in an amount equal to the aggregate Exercise Price; (ii) by certified or official bank check in an amount equal to the aggregate Exercise Price; (iii) by the surrender (which surrender shall be evidenced by cancellation of the number of Warrants represented by any Warrant certificate presented in connection with a Cashless Exercise (as defined below)) of a Warrant or Warrants (represented by one or more relevant Warrant certificates), and without the payment of the Exercise Price in cash, in return for the delivery to the surrendering holder of such number of shares of Common Stock equal to the number of shares of Common Stock for which such Warrant is exercisable as of the date of exercise (if the Exercise Price were being paid in cash or certified or official bank check) reduced by that number of shares of Common Stock equal to the quotient obtained by dividing (x) the aggregate Exercise Price to be paid by (y) the Market Price of one share of Common Stock on the Business Day which next precedes the day of exercise of the Warrant; (iv) by the delivery of shares of Common Stock having a value (as defined by the next sentence) equal to the aggregate Exercise Price to be paid that are either held by the Holder or are acquired in connection with such exercise, and without payment of the Exercise Price in cash; or (v) by any combination of the foregoing. Any share of Common Stock delivered as payment of the Exercise Price in connection with an In-Kind Exercise (as defined below) shall be deemed to have a value equal to the Market Price of one share of Common Stock on the Business Day which next precedes the day of exercise of the Warrant. An exercise of a Warrant in accordance with clause (iii) is herein referred to as a "Cashless Exercise" and an exercise of a Warrant in accordance with clause (iv) is herein referred to as an "In-Kind Exercise."

          (b) On the terms and subject to the conditions set forth in this Warrant Certificate, upon such presentation of a duly executed Election to Exercise and surrender of this Warrant Certificate and payment of such aggregate Exercise Price as set forth in paragraph (a) hereof, the Company shall promptly issue and cause to be delivered to the Warrantholder, or, subject to Section 2 hereunder, to such Persons as the Warrantholder may designate in writing, a certificate or certificates (in such name or names as the Warrantholder may designate in writing) for the specified number of duly authorized, fully paid and non-assessable Warrant Shares issuable upon exercise, and shall deliver to the Warrantholder cash, as provided in Section 10 hereof, with respect to any Fractional Warrant Shares otherwise issuable upon such surrender. In the event that the Warrants evidenced by this Warrant Certificate are exercised in part prior to the Expiration Time applicable to such Warrants, the Company shall issue and cause to be delivered to the Warrantholder, or, subject to Section 2 hereunder, to such Persons as the Warrantholder may designate in writing, a certificate or certificates (in such name or names as the Warrantholder may designate in writing) evidencing any remaining unexercised and un-Expired Warrants.

          (c) Each Person in whose name any certificate for Warrant Shares is issued shall for all purposes be deemed to have become the holder of record of the Warrant Shares represented thereby on the first date on which both the Warrant Certificate evidencing the respective Warrants was surrendered, along with a duly executed Election to Exercise, and payment of the Exercise Price and any applicable taxes was made, irrespective of date of issue or delivery of such certificate.

          4.3 Conditions to Exercise. Each exercise of the Warrants shall be subject to the following conditions:

          (a)  Such exercise shall be consistent with the terms of
     Section 4.1 hereof; and

          (b) The purchase of the Warrant Shares issuable upon such exercise shall not be prohibited under applicable law.

          Section 5.  Payment of Taxes.

          The Company shall pay any and all documentary, stamp or similar issue or transfer taxes and other governmental charges that may be imposed under the laws of the United States or any political subdivision or taxing authority thereof or therein in respect of any issue or delivery of Warrant Shares or of other securities or property deliverable upon exercise of the Warrants evidenced by this Warrant Certificate or certificates representing such shares or securities (other than income or withholding taxes imposed on the Warrantholder); provided, however, that the Company shall not be required to pay any tax or taxes which may be payable with respect to any transfer involving the issue of any Warrant Certificate or any certificates for Warrant Shares in a name other than that of the registered holders thereof, and the Company shall not be required to issue or deliver such Warrant Certificate or certificates for Warrant Shares unless and until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.


          Section 6.  Mutilated or Missing Warrant.

          If any Warrant Certificate is lost, stolen, mutilated or destroyed, the Company shall issue in exchange and substitution for and upon cancellation of the mutilated Warrant Certificate, or in lieu of and substitution for the Warrant Certificate lost, stolen or destroyed, upon receipt of a proper affidavit or other evidence reasonably satisfactory to the Company (and surrender of any mutilated Warrant Certificate) and indemnity in form and amount reasonably satisfactory to the Company in each instance protecting the Company, a new Warrant Certificate of like tenor and representing an equivalent number of Warrants as the Warrant Certificate so lost, stolen, mutilated or destroyed. Any such new Warrant Certificate shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Warrant Certificate shall be at any time enforceable by anyone. An applicant for such substitute Warrant Certificate shall also comply with such other reasonable regulations and pay such other reasonable charges as the Company may prescribe. All Warrant Certificates shall be held and owned upon the express condition that the foregoing provisions are exclusive with respect to the replacement of lost, stolen, mutilated or destroyed Warrant Certificates, and shall preclude any and all other rights or remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement of negotiable instruments or other securities without their surrender.

          Section 7.  Reservation of Shares.

          The Company hereby agrees that, at all times until all of the Warrants issued hereunder (whether vested or unvested) have been exercised, expired or canceled, there shall be reserved for issuance and delivery upon exercise of this Warrant, free from preemptive rights, the number of shares of authorized but unissued shares of Common Stock as may be required at such time (adjusted from time to time for additional vesting of Warrants as well as for cancellation of exercised or Expired Warrants) for issuance or delivery upon exercise of the Warrants evidenced by this Warrant Certificate. The Company further agrees that it will not, by amendment of its Articles of Incorporation or through reorganization, consolidation, merger, dissolution or sale or assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by the Company. Without limiting the generality of the foregoing, the Company shall from time to time take all such action that may be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock at the Exercise Price as so adjusted.


          Section 8.  Exercise Price.

          The price per share (the "Exercise Price") at which Warrant Shares shall be purchasable upon the exercise of the Warrants evidenced by this Warrant Certificate shall be $17.375, subject to adjustment pursuant to
Section 9 hereof.


          Section 9.  Adjustment of Exercise Price and Number of Shares.

          The number and kind of securities purchasable upon the exercise of the Warrants evidenced by this Warrant Certificate and the Exercise Price thereof shall be subject to adjustment from time to time after the date hereof upon the happening of certain events, as follows:

          9.1 Adjustments to Exercise Price. The Exercise Price shall be subject to adjustment as follows:

          (a) Stock Dividends. In case the Company shall, after the Issue Date, pay a dividend or make a distribution on its Common Stock or on any other class or series of capital stock of the Company which dividend or distribution includes or is convertible (without the payment of any consideration other than surrender of such convertible security) into Common Stock, the Exercise Price in effect at the opening of business on the day following the date fixed for determination of the holders of Common Stock or capital stock entitled to such payment or distribution

     (the "Record Date") shall be reduced by multiplying such Exercise Price by a fraction of which (A) the numerator shall be the number of shares of Common Stock outstanding at the close of business on the Record Date and (B) the denominator shall be the sum of such number of shares and the total number of shares constituting or included in such dividend or other distribution (or in the case of a dividend consisting of securities convertible into Common Stock, the number of shares of Common Stock into which such securities are convertible), such reduction to become effective immediately after the opening of business on the day following the Record Date; provided, however, that if any such dividend or distribution is rescinded and not paid, then the Exercise Price shall, as of the date when it is determined that such dividend or distribution price will be rescinded, revert back to the Exercise Price in effect prior to the adjustment made pursuant to this paragraph.

          (b) Stock Splits and Reverse Splits. In case the Common Stock shall be subdivided into a greater number of shares of Common Stock or combined into a smaller number of shares of Common Stock, the Exercise Price in effect at the opening of business on the day following the day upon which such subdivision or combination becomes effective shall be adjusted so that the holder of any Warrants thereafter surrendered for purchase of shares of Common Stock shall be entitled to receive the number of shares of Common Stock which such holder would have owned or been entitled to receive after the happening of such events had such Warrants been surrendered for exercise immediately prior to such event. Such adjustment shall become effective at the close of business on the day upon which such subdivision or combination becomes effective.

          (c)  Issuances Below Market.   In case the Company shall issue or
     sell (a) Common Stock, (b) rights, warrants or options entitling the holders thereof to subscribe for or purchase shares of Common Stock or
     (c) any security convertible into Common Stock, in each case at a price, or having an exercise or conversion price, per share less than the then-current Market Price per share of Common Stock on (x) the date of such issuance or sale or (y) in the case of a dividend or distribution of such rights, warrants, options or convertible securities to the holders of Common Stock, the date fixed for determination of the holders of such Common Stock entitled to such dividend or distribution (the date specified in clause (x) or (y) being the "Relevant Date") (excluding any issuance for which an appropriate and full adjustment has been made pursuant to Section 9.1(a)), the Exercise Price shall be reduced by multiplying the Exercise Price by a fraction of which (A) the numerator shall be the number of shares of Common Stock outstanding at the open of business on the Relevant Date plus the number of shares of Common Stock which the aggregate consideration received or receivable (I) for the total number of shares of Common Stock, rights, warrants or options or convertible securities so issued or sold, and (II) upon the exercise or conversion of all such rights, warrants, options or securities, would purchase at the then-current Market Price per share of Common Stock and
     (B) the denominator shall be the number of shares of Common Stock outstanding at the close of business on the Relevant Date plus (without duplication) the number of shares of Common Stock subject to all such rights, warrants, options and convertible securities, such reduction of the Exercise Price to be effective at the opening of business on the day following the Relevant Date; provided, however, that if any such dividend or distribution is rescinded and not paid, then the Exercise Price shall, as of the date when it is determined that such dividend or distribution will be rescinded, revert back to the Exercise Price in effect prior to the adjustment made pursuant to this paragraph. The issuance of any shares of Common Stock or other rights, warrants, options or convertible securities pursuant to (a) any restricted stock or stock option plan or program of the Company involving the grant of options or rights solely to officers, directors, employees and/or consultants of the Company or its Subsidiaries at below the then-current Market Price per share of Common Stock (provided, that any such options or rights were initially granted with an exercise or conversion price of not less than 85% of the then-current Market Price per share of Common Stock), (b) any option, warrant, right, or convertible security outstanding as of the date hereof,(c) the terms of a firmly committed bona fide underwritten public offering, or (d) any merger, acquisition, consolidation, or similar transaction, shall not be deemed to constitute an issuance or sale to which this Section 9.1(c) applies. Upon the expiration unexercised of any rights, warrants, options or rights to convert any convertible securities for which an adjustment has been made pursuant to this Section 9.1(c), the adjustments shall forthwith be reversed to effect such rate of conversion as would have been in effect at the time of such expiration or termination had such rights, warrants, options or rights to convertible securities, to the extent outstanding immediately prior to such expiration or termination, never been issued.

          (d)  Special Dividends.   Subject to the last sentence of this
     paragraph (d), in case the Company shall, by dividend or otherwise, distribute to all holders of its Common Stock evidences of its indebtedness, shares of any class or series of capital stock, cash or assets (including securities, but excluding any shares of Common Stock, rights, warrants, options or convertible securities for which an appropriate and full adjustment has been made pursuant to paragraph (a) or (c) above), the Exercise Price in effect on the day immediately preceding the date fixed for the payment of such distribution (the date fixed for payment being referred to as the "Reference Date") shall be reduced by multiplying such Exercise Price by a fraction of which the numerator shall be the current Market Price per share of the Common Stock on the Reference Date less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be mailed to the holders of the Warrants) on the Reference Date of the portion of the evidences of indebtedness, shares of capital stock, cash and assets so distributed applicable to one share of Common Stock, and the denominator shall be such current Market Price per share of the Common Stock, such reduction to become effective immediately prior to the opening of business on the day following the Reference Date; provided, however, that if such dividend or distribution is rescinded and not paid, then the Exercise Price shall, as of the date when it is determined that such dividend or distribution will be rescinded, revert back to the Exercise Price in effect prior to the adjustment made pursuant to this paragraph. If the Board of Directors determines the fair market value of any distribution for purposes of this paragraph (d) by reference to the actual or when issued trading market for any securities comprising such distribution, it must in doing so consider, to the extent possible, the prices in such market over the same period used in computing the current Market Price per share of Common Stock pursuant to this Section 9.1. Notwithstanding the foregoing, if the holders of a majority of the outstanding unexercised and un-Expired Warrants (whether or not vested) shall dispute the fair market determination of the Board of Directors, an Independent Expert shall be selected to determine the fair market value of the Common Stock as of the Reference Date, and such Independent Expert's determination shall be final, binding and conclusive. All costs and expenses of such Independent Expert shall be borne by the holders of the then outstanding unexercised and un-Expired Warrants (whether or not vested) unless the determination of fair market value is more favorable to such holders by 5% or more, in which case, all such costs and expenses shall be borne by the Company. For purposes of this paragraph (d), any dividend or distribution that also includes shares of Common Stock or rights, warrants or options to subscribe for or purchase shares of Common Stock shall be deemed to be (1) a dividend or distribution of the evidences of indebtedness, cash, assets or shares of capital stock other than such shares of Common Stock or rights, warrants, options or convertible securities (making any Exercise Price reduction required by this subparagraph (d)) immediately followed by (2) a dividend or distribution of such shares of Common Stock or such rights, warrants, options or convertible securities (making any further Exercise Price reduction required by subparagraph (a) or (c) of this Section 9.1), except (A) the Reference Date of such dividend or distribution as defined in this subparagraph (d) shall be substituted as "the date fixed for the determination of shareholders entitled to receive such dividend or other distribution" and the "Relevant Date" within the meaning of subparagraphs (a) and (c) of this Section 9.1 and (B) any shares of Common Stock included in such dividend or distribution shall not be deemed "outstanding at the close of business on the date fixed for such determination" within the meaning of subparagraph (a) of this Section 9.1).

          (e) Minimum Adjustment Requirement. No adjustment shall be required unless such adjustment would result in an increase or decrease of at least 1% in the Exercise Price then subject to adjustment; provided, however, that any adjustments that are not made by reason of this Section 9.1(e) shall be carried forward and taken into account in any subsequent adjustment. In case the Company shall at any time issue shares of Common Stock by way of dividend on any stock of the Company or subdivide or combine the outstanding shares of Common Stock, said 1% specified in the preceding sentence (as theretofore increased or decreased, if said amount shall have been adjusted in accordance with the provisions of this Section 9.1(e)) shall forthwith be proportionately increased in the case of such a combination or decreased in the case of such a subdivision or stock dividend so as appropriately to reflect the same. No adjustment to the Exercise Price shall be required if the holders of the outstanding unexercised and unissued Warrants (whether or not vested) receive the dividend or distribution giving rise to such adjustment in respect of each such Warrant.

          (f) Calculations. All calculations under this Section 9.1 shall be made to the nearest $0.01.

          (g) Other Reductions in Exercise Price. The Company from time to time may reduce the Exercise Price by any amount for any period of time if the period is at least 20 days, the reduction is irrevocable during the period, subject to any conditions that the Board of Directors may deem relevant, and the Board of Directors of the Company shall have made a determination that such reduction would be in the best interest of the Company, which determination shall be conclusive. Whenever the Exercise Price is reduced pursuant to the preceding sentence, the Company shall mail to the Warrantholder a notice of the reduction at least fifteen days prior to the date the reduced Exercise Price takes effect, and such notice shall state the reduced Exercise Price and the period it will be in effect. If the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter and before the distribution to shareholders thereof legally abandon its plan to pay or deliver such dividend or distribution, then thereafter no adjustment in the number of shares of Common Stock issuable upon exercise granted by this Section
     9.1 or in the Exercise Price then in effect shall be required by reason of the taking of such record.

          (h)  Exercise between Record and Payment Date.  Anything in this
     Section 9.1 to the contrary notwithstanding, in the event that a record date is established for a dividend or distribution that gives rise to an adjustment to the Exercise Price pursuant to this Section 9.1, if any Warrant is exercised to purchase shares of Common Stock between such record date and the date such dividend or distribution is paid then (x) the number of shares of Common Stock issued at the time of such exercise will be determined by reference to the Exercise Price as in effect without taking into account the adjustment resulting from such dividend or distribution and (y) on the date that such dividend or distribution is actually paid there shall be issued in respect of such exercise such number of additional shares of Common Stock as is necessary to reflect the Exercise Price in effect after taking into account the adjustment resulting from the dividend or distribution.

          (i) Certificate. Whenever an adjustment in the Exercise Price is made as required or permitted by the provisions of this Section 9.1, the Company shall promptly file a certificate of its chief financial officer setting forth (A) the adjusted Exercise Price as provided in this
     Section 9.1 and a brief statement of the facts requiring such adjustment and the computation thereof and (B) the number of shares of Common Stock (or portions thereof) purchasable upon exercise of a Warrant after such adjustment in the Exercise Price in accordance with Section 9.2 hereof and the record date therefor, and promptly after such filing shall mail or cause to be mailed a notice of such adjustment to each Warrantholder at his or her last address as the same appears on the Warrant Register. Such certificate, in the absence of manifest error, shall be conclusive and final evidence of the correctness of such adjustment. The Company shall be entitled to rely upon such certificate, and shall be under no duty or responsibility with respect to any such certificate except to exhibit the same to any Warrantholder desiring inspection thereof.

          (j)  Notice.  In case:

               (i) the Company shall declare any dividend or any distribution of any kind or character (whether in cash, securities or other property) on or in respect of shares of Common Stock or to the shareholders of the Company (in their capacity as such), excluding a dividend payable in shares of Common Stock or any regular periodic cash dividend paid out of current or retained earnings (as such terms are used in generally accepted accounting principles); or

               (ii) the Company shall authorize the granting to the holders of shares of Common Stock of rights to subscribe for or purchase any shares of capital stock or of any other right; or

               (iii) of any reclassification of shares of Common Stock (other than a subdivision or combination of outstanding shares of Common Stock or a change in par value, or from par value to no par value, or from no par value to par value), or of any consolidation or merger to which the Company is a party and for which approval of any shareholders of the Company is required, or of the sale or transfer of all or substantially all of the assets of the Company; or

               (iv) of the voluntary or involuntary dissolution, liquidation or winding up of the Company;

     then the Company shall cause to be mailed to each Warrantholder, at its last address as it shall appear upon the Warrant Register, at least 10 days prior to the applicable record date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution or rights or, if a record is not to be taken, the date as of which the holders of shares of Common Stock of record to be entitled to such dividend, distribution or rights are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up is expected to become effective, and, if applicable, the date as of which it is expected that holders of shares of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property (including cash) deliverable upon such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up. Failure to give any such notice, or any defect therein, shall not affect the validity of the proceedings referred to in clauses (i), (ii), (iii) and (iv) above.

          (l) Section 305. Anything in this Section 9.1 to the contrary notwithstanding, the Company shall be entitled, but not required, to make such reductions in the Exercise Price, in addition to those required by this Section 9.1, as it in its discretion shall determine to be advisable, including, without limitation, in order that any dividend in or distribution of shares of Common Stock or shares of capital stock of any class other than Common Stock, subdivision, reclassification or combination of shares of Common Stock, issuance of rights or warrants, or any other transaction having a similar effect, shall not be treated as a distribution of property by the Company to its shareholders under
     Section 305 of the Internal Revenue Code of 1986, as amended, or any successor provision and shall not be taxable to them.

          9.2  Adjustments to Number of Warrant Shares.

          Upon each adjustment of the Exercise Price pursuant to Section 9.1 hereof, the number of Warrant Shares purchasable upon exercise of a Warrant outstanding prior to the effectiveness of such adjustment shall be adjusted to the number, calculated to the nearest one-hundredth of a share, obtained by (x) multiplying the number of Warrant Shares purchasable immediately prior to such adjustment upon the exercise of a Warrant by the Exercise Price in effect prior to such adjustment and (y) dividing the product so obtained by the Exercise Price in effect after such adjustment of the Exercise Price.

          9.3  Organic Change.

          (a) Company Survives. Upon the consummation of an Organic Change (other than a transaction in which the Company is not the surviving entity), lawful provision shall be made as part of the terms of such transaction whereby the terms of the Warrant Certificates shall be modified, without payment of any additional consideration therefor, so as to provide that upon exercise of Warrants following the consummation of such Organic Change, the Warrantholder shall have the right to purchase for the Exercise Price the kind and amount of securities, cash and other property receivable upon such Organic Change by a holder of the number of Warrant Shares into which such Warrants might have been exercised immediately prior to such Organic Change. Lawful provision also shall be made as part of the terms of the Organic Change so that all other terms of the Warrant Certificates shall remain in full force and effect following such an Organic Change. The provisions of this Section 9.3(a) shall similarly apply to successive Organic Changes.

          (b) Company Does Not Survive. The Company shall not enter into an Organic Change that is a transaction in which the Company is not the surviving entity unless lawful provision shall be made as part of the terms of such transaction whereby the surviving entity shall issue new securities to each Warrantholder, without payment of any additional consideration therefor, with terms that provide that upon the exercise of the Warrants, the Warrantholder shall have the right to purchase the kind and amount of securities, cash and other property receivable upon such Organic Change by a holder of the number of Warrant Shares into which such Warrants might have been exercised immediately prior to such Organic Change.

          9.4 Statement on Warrants. The form of Warrant Certificate need not be changed because of any adjustment made pursuant to Section 8, Section
9.1 or Section 9.2 hereof, and Warrants issued after such adjustment may state the same Exercise Price and the same number of Warrant Shares as are stated in this Warrant Certificate.


          Section 10.     Fractional Interests.

          The Company shall not be required to issue Fractional Warrant Shares on the exercise of the Warrants evidenced by this Warrant Certificate. If Fractional Warrant Shares totaling more than one Warrant Share in the aggregate are presented for exercise at the same time by the Warrantholder, the number of full Warrant Shares which shall be issuable upon exercise thereof shall be computed on the basis of the aggregate number of Warrant Shares so purchasable upon the exercise of the Warrants so presented. If any Fractional Warrant Share would but for the provisions of this Section 10 be issuable on the exercise of this Warrant (or specified portions thereof), the Company shall pay an amount in cash equal to the fraction of a Warrant Share represented by such Fractional Warrant Share multiplied by the Market Price on the day of such exercise.


          Section 11.     No Rights as Shareholder.

          Nothing in this Warrant Certificate shall be construed as conferring upon the Warrantholder or its transferees any rights as a shareholder of the Company, including the right to vote, receive dividends, consent or receive notices as a shareholder with respect to any meeting of shareholders for the election of directors of the Company or any other matter.


          Section 12.     Cooperation; Validity of Warrant.

          The Company shall use its reasonable best efforts to obtain all such authorizations, exemptions or consents from any Governmental Entity having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant. In addition, upon the request of Warrantholder, the Company will at any time during the period this Warrant is outstanding acknowledge in writing, in form satisfactory to Warrantholder, the continuing validity of this Warrant and the obligations of the Company hereunder.


          Section 13.  Listing on Nasdaq or Securities Exchange.

          The Company shall list any shares of Common Stock issuable upon exercise of the Warrants evidenced by this Warrant Certificate in accordance with and as required by Section 5(l) of the Registration Rights Agreement dated as of April 15, 1999 by and among the Company, NBC and GE Capital, as amended from time to time thereafter.


          Section 14.  Covenant Regarding Consent.

          The Company hereby covenants to use its reasonable best efforts upon the request of the Warrantholder to seek any waivers or consents, or to take any other action required, to effectuate the exercise of this Warrant by such Warrantholder.

          Section 15.  Limitation on Liability.

          No provision hereof, in the absence of action by the Warrantholder to receive shares of Common Stock, and no enumeration herein of the rights or privileges of the Warrantholder, shall give rise to any liability of the Warrantholder for any value subsequently assigned to the Common Stock or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

          Section 16.  Nonwaiver and Expenses.

          No course of dealing or any delay or failure to exercise any right hereunder on the part of the Warrantholder or the Company shall operate as a waiver of such right or otherwise prejudice the Warrantholder's, or the Company's, as the case may be, rights, powers or remedies.


          Section 17.  Amendment.

          This Warrant and all other Warrants issued hereunder may be modified or amended or the provisions hereof waived with the written consent of the Company and holders of Warrants exercisable for in excess of 50% of the aggregate number of shares of Common Stock then receivable upon exercise of all Warrants whether or not then exercisable; provided that no such Warrant may be modified or amended in a manner which is materially adverse to the Initial Holder or any of its successors or assigns, so long as such Person holds any Warrants or Warrant Shares, without the prior written consent of such Person.


          Section 18.  Successors.

          All the covenants and provisions of this Warrant Certificate by or for the benefit of the Company or the Warrantholder shall bind and inure to the benefit of their respective successors and permitted assigns hereunder.

          Section 19.  Governing Law; Choice of Forum, Etc.

     The validity, construction and performance of this Warrant Certificate shall be governed by and interpreted in accordance with, the laws of New York. The parties hereto agree that the appropriate forum for any disputes arising out of this Warrant Certificate solely between or among any or all of the Company, on the one hand, and the Initial Holder and/or any Person who has become a Warrantholder, on the other, shall be any state or U.S. federal court sitting within the County of New York, New York or County of Hennepin, Minnesota, and the parties hereto irrevocably consent to the jurisdiction of such courts, and agree to comply with all requirements necessary to give such courts jurisdiction. The parties hereto further agree that the parties will not bring suit with respect to any disputes, except as expressly set forth below, arising out of this Warrant Certificate for the execution or enforcement of judgment, in any jurisdiction other than the above specified courts. Each of the parties hereto irrevocably consents to the service of process in any action or proceeding hereunder by the mailing of copies thereof by registered or certified airmail, postage prepaid, if to (i) the Company, at ValueVision International, Inc., 6740 Shady Oak Road, Eden Prairie, MN 55344-3433, Attention: General Counsel, Fax: (612) 947-0188, or at such other address specified by the Company in writing to the other parties, with a copy to Faegre & Benson LLP, 2200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota 55402, Attention: Andrew G. Humphrey, Fax: (612) 336-3026 and (ii) any Warrantholder, at the address of such Warrantholder specified in the Warrant Register. The foregoing shall not limit the rights of any party hereto to serve process in an other manner permitted by the law or to obtain execution of judgment in any other jurisdiction. The parties further agree, to the extent permitted by law, that final and unappealable judgment against any of them in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and the amount of indebtedness. The parties agree to waive any and all rights that they may have to a jury trial with respect to disputes arising out of this Agreement.


          Section 20.  Enforcement.

          The parties agree that irreparable damage would occur in the event that any of the provisions of this Warrant were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Warrant and to enforce specifically the terms and provisions of this Warrant.

          Section 21.  Benefits of this Agreement.

          Nothing in this Warrant Certificate shall be construed to give to any Person other than the Company and the Warrantholder any legal or equitable right, remedy or claim under this Warrant Certificate, and this Warrant Certificate shall be for the sole and exclusive benefit of the Company and the Warrantholder.

     IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed as of the date first written above.




                               VALUEVISION INTERNATIONAL, INC.



                               By:
                                  -----------------------------
                                  Name:
                                  Title:

                             ELECTION TO EXERCISE
                  (To be executed upon exercise of Warrants)


To [___________________]:

          The undersigned hereby irrevocably elects to exercise the right represented by the within Warrant Certificate for, and to acquire thereunder, _____ Warrant Shares, as provided for therein, and tenders herewith [payment of] [pursuant to a Cashless Exercise or In-Kind Exercise of securities with a value equal to] the $________ Exercise Price in full in the form of [COMPLETE WHERE APPLICABLE]:

          [ ] cash or a certified or official bank check in the amount of $_______ ; and/or

          [  ] exchange of _____ Warrants for ____ Warrant Shares; and/or

          [  ] exchange of _____ shares of Common Stock for ______ Warrant
               Shares; or

          [ ] cash or a certified or official bank check in the amount of $______ and/or ___ shares of Common Stock, to be exchanged for one (1) Warrant Share, such Warrant Shares then to be exchanged for such number of Warrant Shares as are exchangeable pursuant to an In-Kind Exercise (such In-Kind Exercises to be repeated until the undersigned shall be entitled to receive ____ Warrant Shares).

          For a total Exercise Price of $_________.

     If the value of the shares of the Company securities exchanged herewith exceeds the value of the Exercise Price applied to such delivery, then the Company shall reissue certificates representing such securities in the amounts necessary to preserve the value of such securities not applied to the exercise of the Warrants pursuant to this Election to Exercise.

Please issue a certificate or certificates for such Warrant Shares in the name of, and pay any cash for any Fractional Warrant Shares to (please print name, address and social security or other identifying number)*:

Name:  _______________

Address:  __________________________________________________________________

          ------------------------------------------------------------------

Soc. Sec. #:

AND, if such number of Warrant Shares shall not be all the shares purchasable under the within Warrant Certificate, a new Warrant Certificate is to be issued in the name of the undersigned for the balance remaining of the Warrant Shares purchasable thereunder rounded up to the next higher whole number of Warrant Shares.

                               Signature:**--------------------------------


---------
* The Warrant Certificate contains restrictions on the sale and other transfer of the Warrants evidenced by such Warrant Certificate.

** The above signature will correspond exactly with the name on the face of this Warrant Certificate or with the name of the assignee appearing in the assignment form below.

                                ASSIGNMENT FORM

                (To be signed only upon assignment of Warrant)

          FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

----------------------------------------------------------------------------

----------------------------------------------------------------------------
         (Name and Address of Assignee must be Printed or Typewritten)

Warrants to purchase ____ Warrant Shares of the Company, evidenced by the within Warrant Certificate hereby irrevocably constituting and appointing ________________ Attorney to transfer said Warrants on the books of the Company, with full power of substitution in the premises.

Dated: _____________, ____

                                         ---------------------------------
                                         Signature of Registered Holder*


Signature Guaranteed:                    ---------------------------------
                                         Signature of Guarantor



*The above signature must correspond exactly with the name on the face of this Warrant Certificate.

                                  SCHEDULE A

                              SCHEDULE OF VESTING


         Date                                           Warrants Vesting on Date

         November 16, 2000                         2,000,000
         November 16, 2001                         2,000,000
         November 16, 2002                         2,000,000

M1:686294.03
Exhibit 13.    Warrant Purchase Agreement

                          WARRANT PURCHASE AGREEMENT


          This Warrant Purchase Agreement (the "Warrant Purchase Agreement" or the "Agreement") is made and entered into as of November 16, 2000 (the "Effective Date") by and between ValueVision International, Inc., a Minnesota corporation (the "Company"), and National Broadcasting Company, Inc., a Delaware corporation ("NBC" or the "Holder").

     1. Issuance of Warrants. As consideration for the execution by NBC of the Trademark License Agreement dated as of the date hereof (the "License Agreement") between NBC and the Company, the Company hereby agrees to issue to NBC six million (6,000,000) warrants (the "Warrants"), each of which entitles the Holder to purchase from the Company one fully paid, duly authorized and nonassessable share of common stock, par value $.01 per share, of the Company (the "Common Stock"), subject to the terms and conditions set forth in the warrant certificate, a form of which is attached this agreement as Exhibit A (the "Warrant Certificate"). At the closing of the transactions contemplated by this Agreement (the "Closing"), the Company shall deliver the Warrant Certificate to NBC. The Closing shall take place simultaneously with the closing of the transactions contemplated by the License Agreement (the "Closing Date").

     2. Representations and Warranties of the Company. The Company hereby represents and warrants to NBC as of the date hereof as follows:

          2.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its businesses as they are now being conducted. The Company is duly licensed or qualified as a foreign corporation to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties makes such qualification and being in good standing necessary, other than where the failure to be so qualified and in good standing would not have a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries taken as a whole (a "Company Material Adverse Effect").

          2.2  Capitalization.

                    (a) As of November 16, 2000, the authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, $.01 par value per share (the "Common Stock"), 38,675,401 of which are issued and outstanding and 5,339,500 shares of Series A Redeemable Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), all of which are issued and outstanding. All outstanding shares are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the Company's Restated Articles of Incorporation or By-Laws or any agreement to which the Company is a party or is bound. The Company has reserved (i) 5,339,500 shares of Common Stock for issuance upon conversion of the Preferred Stock, (ii) 1,854,760 shares of Common Stock for issuance upon exercise of outstanding warrants (excluding the Warrants) issued or to be issued and (iii) 4,250,000 shares of Common Stock for issuance pursuant to the Company's 1990 Stock Option Plan and the Company's 1994 Executive Stock Option Plan. There are no options, warrants or other rights (including registration rights), agreements, restrictions on transfer, arrangements or commitments of any character to which the Company is a party relating to the issued or unissued capital stock of, or other equity interests in, the Company, by sale, lease, license or otherwise, except (x) as disclosed in the Company SEC Reports (as defined in Section 2.5) or otherwise as set forth in this Section 2.2, (y) for the Company's existing stock option plans described in the Company SEC Reports to the extent stock options thereunder have not yet been granted and (z) as set forth above.

                    (b) 6,000,000 shares of Common Stock have been reserved for issuance upon exercise of the Warrants (the "Warrant Shares"). When issued, the Warrant Shares will be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the Company's Restated Articles of Incorporation or By-Laws or any agreement to which the Company is a party or is bound.

          2.3 Authority. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby to be consummated by the Company. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by NBC, constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited or affected by (a) applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, arrangement, fraudulent transfer, fraudulent conveyance and other similar laws (including court decisions) now or hereafter in effect and affecting the rights and remedies of creditors generally or providing for the relief of debtors, (b) the refusal of a particular court to grant equitable remedies, including, without limitation, specific performance and injunction relief, and (c) general principles of equity (regardless of whether such remedies are sought in a proceeding in equity or at law).

          2.4  No Conflict; Required Filings and Consents.

               (a) The execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations hereunder will not, (i) conflict with, breach or violate the Restated Articles of Incorporation or By-Laws of the Company, (ii) conflict with or violate any laws in effect as of the date of this Agreement applicable to the Company or any of its subsidiaries or by which any of their respective properties or assets is bound or (iii) result in any breach of, constitute a default (or an event that with notice or lapse of time or both would become a default) under, give to any other entity any right of termination, amendment, acceleration or cancellation of, require payment under, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of their respective properties or assets is bound except, in the case of clauses (ii) and (iii) above, such conflicts, breaches, defaults, terminations, amendments, accelerations, payments or liens or encumbrances which would not have a Company Material Adverse Effect or a material adverse effect on the Warrants.

               (b) The execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations hereunder will not, require the Company to obtain any consent, registration, approval, authorization or permit of, to make any filing with, or to give notification to, any person, including any governmental entities, based on any law in effect as of the date of this Agreement, except (i) those which have been or will be timely obtained, made or given , (ii) such filings as may be required under the Federal securities laws and the blue sky laws of the various states, and (iii) such consents, registrations, approvals, authorizations, permits, or notifications of which the failure to make or obtain would not have a Company Material Adverse Effect or a material adverse effect on the Warrants.

          2.5  Reports; Financial Statements.

               (a) Copies of all reports, registration statements and other filings, together with any amendments thereto, filed by the Company with the Securities and Exchange Commission (the "SEC") since December 31, 1998 through the date of this Agreement (the "Company SEC Reports"), have been made available to NBC. As of the respective dates of their filing with the SEC, after giving effect to any amendments and supplements thereto filed prior to the date hereof, the Company SEC Reports complied, and all such reports, registration statements and other filings to be filed by the Company with the SEC prior to the Closing Date will comply, in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations of the SEC promulgated thereunder, and did not at the time they were filed with the SEC, after giving effect to any amendments and supplements thereto filed prior to the date hereof, or will not at the time they are filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

               (b) The consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports and in any such reports, registration statements and other filings to be filed by the Company with the SEC prior to the Closing Date (i) have been or will be prepared in accordance with the published rules and regulations of the SEC and generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC, or for normal year-end adjustments) and (ii) fairly present or will fairly present in all material respects the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the periods indicated, except that any unaudited interim financial statements were or will be subject to normal and recurring year-end adjustments and may omit footnote disclosure as permitted by regulations of the SEC.

          2.6 No Brokers. The Company has not retained any broker, finder or investment banker in connection with the issuance of the Warrants provided for in this Agreement.

     3. Representations and Warranties of NBC. NBC hereby represents and warrants to the Company as of the date hereof as follows:

          3.1 Organization and Qualification. NBC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its businesses as they are now being conducted. NBC is duly licensed or qualified as a foreign corporation to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties makes such qualification and being in good standing necessary, other than where the failure to be so qualified and in good standing would not have a material adverse effect on NBC and its subsidiaries taken as a whole, their business, financial condition or results of operations.

          3.2 Authority. NBC has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby to be consummated by NBC. The execution and delivery of this Agreement by NBC and the consummation by NBC of the transactions contemplated hereby have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of NBC are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by NBC and, assuming the due authorization, execution and delivery hereof by the Company, constitutes the legal, valid and binding obligation of NBC enforceable against NBC in accordance with its terms, except as such enforceability may be limited or affected by (a) applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, arrangement, fraudulent transfer, fraudulent conveyance and other similar laws (including court decisions) now or hereafter in effect and affecting the rights and remedies of creditors generally or providing for the relief of debtors, (b) the refusal of a particular court to grant equitable remedies, including, without limitation, specific performance and injunction relief, and (c) general principles of equity (regardless of whether such remedies are sought in a proceeding in equity or at law).

          3.3  No Conflict; Required Filings and Consents.

               (a) The execution and delivery of this Agreement by NBC does not, and the performance by NBC of its obligations hereunder will not, (i) conflict with, breach or violate the Certificate of Incorporation or By-Laws of NBC, (ii) conflict with or violate any laws in effect as of the date of this Agreement applicable to NBC or any of its subsidiaries or by which any of their respective properties or assets is bound or (iii) result in any breach of, constitute a default (or an event that with notice or lapse of time or both would become a default) under, give to any other entity any right of termination, amendment, acceleration or cancellation of, require payment under, or result in the creation of a lien or encumbrance on any of the properties or assets of NBC or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, or other instrument or obligation to which NBC or any of its subsidiaries is a party or by which NBC or any of its subsidiaries or any of their respective properties or assets is bound.

               (b) The execution and delivery of this Agreement by NBC does not, and the performance by NBC of its obligations hereunder will not, require NBC to obtain any consent, registration, approval, authorization or permit of, to make any filing with, or to give notification to, any person, including any governmental entities, based on any law in effect as of the date of this Agreement, except those which have been or will be timely obtained, made or given.

          3.4 Acquisition of Securities for Investment. NBC has such knowledge, sophistication and experience in financial and business matters that it is capable of evaluating the merits and risks of its acquisition of the Warrants hereunder and has so evaluated the merits and risks of such investment. NBC is an "accredited investor" within the meaning of Rule 501 promulgated under the Securities Act. NBC confirms that it has reviewed the Company SEC Reports, that it is able to bear the economic risk of such investment and that the Company has made available to NBC the opportunity to ask questions of the officers and management of the Company and to acquire additional information about the business and financial condition of the Company. NBC is acquiring the Warrants (and if NBC acquires any Warrant Shares, NBC will acquire such Warrant Shares) solely for the purpose of investment and not with a view toward or for sale in connection with any distribution thereof in violation of any federal or state securities or "blue sky" laws, or with the present intention of distributing or selling such Warrants or Warrant Shares in violation of any federal or state securities or "blue sky" law. NBC understands and agrees that the Warrants and the Warrant Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act or pursuant to an exemption therefrom, and without compliance with state, local and foreign securities laws (in each case to the extent applicable). NBC understands and agrees that the Warrants are, and the Warrant Shares will be, "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act and that, except as set forth in the Registration Rights Agreement dated as of April 15, 1999 (as amended from time to time, the "Registration Rights Agreement"), by and among the Company, NBC and GE Capital Equity Investments, Inc. ("GECEI"), the Company has no obligation or intention to register any of the Warrants or the Warrant Shares.

          3.5 No Brokers. NBC has not retained any broker, finder or investment banker in connection with the acquisition of the Warrants by NBC.

     4.   Covenants of the Company.  The Company hereby covenants that:

          4.1 Listing of Shares. The Company shall comply with its obligations to list any Warrant Shares issued upon exercise of the Warrants in accordance with and pursuant to Section 5(l) of the Registration Rights Agreement.

          4.2 Reservation of Shares of Common Stock. The Company shall keep reserved a sufficient number of shares of Common Stock solely for the purpose of issuance upon the exercise of all of the Warrants.

     5.   Conditions to Closing.

          5.1 Conditions Precedent to Obligation of the Company. The obligation of the Company to consummate the Closing shall be subject to the satisfaction (or waiver by the Company) of the following conditions on or prior to the Closing Date: (i) the representations and warranties of NBC contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on, as of and with reference to the Closing Date (except to the extent such representations and warranties specifically relate to a prior date); and (ii) the Company shall have received the License Agreement, duly executed by NBC.

          5.2 Conditions Precedent to Obligation of NBC. The obligation of NBC to consummate the Closing shall be subject to the satisfaction (or waiver by NBC) of the following conditions on or prior to the Closing Date: (i) the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on, as of and with reference to the Closing Date (except to the extent such representations and warranties specifically relate to a prior date) and (ii) NBC shall have received (a) the Warrant Certificate, duly executed by the Company, (b) the opinion of Faegre & Benson LLP, counsel to the Company, dated the Closing Date, in the form attached hereto as Exhibit B, (c) an Amended and Restated Registration Rights Agreement, in substantially the form of Exhibit D, duly executed by the Company and GECEI and (d) the License Agreement, duly executed by the Company.

     6.   Miscellaneous.

          6.1 Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be deemed effectively given upon personal delivery to the party to be notified in person, by facsimile, or by overnight delivery service or four (4) calendar days after deposit with the United States mail, by registered or certified mail, postage prepaid, addressed (a) if to NBC, at 30 Rockefeller Plaza, New York, NY 10112,

Attention: Law Department, (Fax: (212) 977-7165) or at such other address as NBC shall have furnished in writing to the Company or (b) if to the Company, at 6740 Shady Oak Road, Eden Prairie, Minnesota 55344-3433, Attention:
General Counsel (Fax: (612) 947-0188) or at such other address as the Company shall have furnished to NBC in writing.

          6.2. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of New York (excluding the laws regarding conflict of laws questions). The parties hereby submit to the exclusive jurisdiction of the federal and state courts located in the County of New York, and any action or suit under this Agreement shall only be brought by the parties in any federal or state court with appropriate jurisdiction over the subject matter established or settled in the County of New York. The parties shall not raise in connection herewith, and hereby waive, trial by jury and/or other defenses based upon the venue, the inconvenience of the forum, the lack of personal jurisdiction, the sufficiency of service of process or the like in any action or suit brought pursuant to this Agreement.

          6.3 Amendment. Neither this Agreement nor any provisions hereof may be changed, waived, discharged or terminated orally, but only by a signed statement in writing by both parties.

          6.4 Agreement. This Agreement, the Warrant, the Amended and Restated Registration Rights Agreement dated as of the date hereof among the Company, NBC and GE Capital Equity Investments, Inc., Amendment No. 1, the Letter Agreement dated the date hereof between NBC and the Company and the Trademark License Agreement constitute the full and entire understanding and agreement between the parties with regard to the subject matter of this Agreement and supersede any prior written or oral agreement relating to the same subject matter.

          6.5. Counterparts. This Agreement may be signed in one or more counterparts, each of which shall be an original, and all of which together shall be deemed to constitute one instrument.

          6.6. Successors and Assigns; Third Party Beneficiaries. Subject to applicable law and the following sentence, either party may assign its rights and obligations under this Agreement in whole or in part only to an Affiliate of such party, but no such assignment shall relieve the assigning party of its obligations hereunder. No party shall assign any rights or obligations under this Agreement to any Affiliate if such Affiliate does not expressly assume pursuant to a document in form and substance reasonably satisfactory to the other party all of the obligations of the assigning party hereunder. For purposes of this Section 6.6, "Affiliate" shall mean, with respect to any party, any other person that directly or indirectly controls, is controlled by, or is under common control with, such person. As used in this definition, "control" (including its correlative meanings, "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership of other ownership interests, by contract or otherwise).

          6.7. Consent to Violation of Standstill; Amendment No. 1. The Company hereby consents to any possible violation by GECEI and NBC of the standstill agreement set forth in Section 4.1 of that certain Shareholder Agreement dated as of April 15, 1999 (the "Shareholder Agreement"), among the Company, GECEI, and NBC, in connection with the purchase of the Warrants or the issuance of the Warrant Shares upon the exercise thereof, and waives any rights in connection therewith. As soon as practicable after the date hereof, the Company, GECEI and NBC shall execute and deliver an amendment to the Shareholder Agreement, providing that consummation of the transactions contemplated hereby shall not result in a violation of Section 4.1 (Standstill Agreement) thereof, in form and substance substantially similar to the form of such amendment set forth in Exhibit C attached hereto.

          IN WITNESS WHEREOF, the parties have executed this Warrant Purchase Agreement as of the date first above written.



                               VALUEVISION INTERNATIONAL, INC.


                               By:________________________________
                                    Name:
                                    Title:



                               NATIONAL BROADCASTING COMPANY, INC.


                               By:________________________________
                                    Name:
                                    Title:

                                                                     Exhibit A

                         [Form of Warrant Certificate]

                                                                     Exhibit B

                            [Form of Legal Opinion]


National Broadcasting Company, Inc.
30 Rockefeller Plaza
New York, New York  10112

Ladies and Gentlemen:

     We have acted as counsel for ValueVision International, Inc., a Minnesota corporation (the "Company"), in connection with (i) the Warrant Purchase Agreement dated as of November 16, 2000 (the "Agreement") between the Company and National Broadcasting Company, Inc. ("NBC"), a Delaware corporation, and (ii) an unsigned Amended and Restated Registration Rights Agreement dated as of November 16, 2000 (the "Amended and Restated Registration Rights Agreement") among the Company, NBC and GE Capital Equity Investments, Inc. in the form attached hereto as Exhibit A. This opinion is being delivered to you pursuant to Section 5.2 of the Agreement. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to those terms in the Agreement.

     We have made such examination of law and facts as we have deemed relevant and necessary as a basis for our opinions hereafter set forth.

     Based upon and subject to the foregoing and the qualifications set forth in Annex 1 attached hereto, we are of the opinion that:

     (1) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Minnesota and has the requisite corporate power and corporate authority (a) to own, lease and operate its properties and to carry on its businesses as they are now being conducted and (b) to enter into and perform its obligations under the Agreement and the Amended and Restated Registration Rights Agreement.

     (2) Upon issuance and delivery in accordance with the terms of the Agreement, the Warrants will be duly authorized, validly issued, fully paid and non-assessable. When issued in accordance with the terms of the Warrants, the Warrant Shares will be duly authorized, validly issued, fully paid and non-assessable.

     (3) The Company has the requisite corporate power and authority to execute and deliver the Agreement and the Amended and Restated Registration Rights Agreement, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution, delivery and performance of the Agreement and the Amended and Restated Registration Rights Agreement by the Company and the consummation by the Company of the transactions contemplated thereby have been duly authorized by all requisite corporate action on the part of the Company.

     (4) The Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligations of the Company, enforceable against the Company in accordance with its terms. In the event that the Amended and Restated Registration Rights Agreement is duly executed and delivered by each party thereto (including the Company), the Amended and Restated Registration Rights Agreement will constitute the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

     (5) The execution and delivery of the Agreement by the Company does not, and the execution and delivery of the Amended and Restated Registration Rights Agreement by the Company will not, and the performance of the Agreement and the Amended and Restated Registration Rights Agreement by the Company will not, (A) conflict with or violate the Restated Articles of Incorporation or By-Laws of the Company or (B) to our knowledge, conflict with or violate any United States federal law, state of Minnesota law, Delaware General Corporation Law, rule or regulation or any order, judgment or decree known to us to be applicable to the Company..

     (6) To our knowledge, the execution, delivery and performance of the Agreement and the Amended and Restated Registration Rights Agreement by the Company will not require any consent, approval, authorization or permit of, or filing with or notification to, any United States federal, or state of Minnesota governmental or regulatory authority, other than such as have been obtained or made.

     This opinion may not be used or relied upon by or published or communicated to any person or entity other than the addressee hereof, or used or relied upon for any purpose whatsoever other than the consummation of the transaction contemplated by the Agreement, without our prior written consent in each instance.
                                    Very truly yours,

                                    FAEGRE & BENSON LLP

                                                                    Annex 1 to
                                                                Opinion Letter
                                                       dated November 20, 2000

               In rendering the accompanying opinion letter dated November 20, 2000, we wish to advise you of the following additional qualifications to which such opinion is subject:

          (a) We have relied solely upon certificates of public officials as to the opinions set forth in clause (1). We have also relied, as to certain relevant facts, upon representations made by the Company in the Agreement, the assumptions set forth in paragraph (d) below as to the matters referred therein, and upon certificates of officers of the Company, reasonably believed by us to be appropriate sources of information, as to the accuracy of factual matters, in each case without independent verification thereof or other investigation; provided our Primary Lawyers have no Actual Knowledge concerning the factual matters upon which reliance is placed which would render such reliance unreasonable. For the purposes hereof, the term "Primary Lawyers" means lawyers in this firm who have given substantive legal attention to representation of the Company in connection with this matter, and the term "Actual Knowledge" means the conscious awareness by such Primary Lawyers of facts or other information without any other investigation.

          (b) We express no opinion with respect to the laws of any jurisdiction other than the laws of the State of Minnesota (the "Opinion Jurisdiction"), the General Corporation Law of the State of Delaware and the federal laws of the United States.

          (c) Because the governing law provision of each of the Agreement and the Amended and Restated Registration Rights Agreement relates to the law of a jurisdiction as to which we express no opinion, the opinion set forth in clause (4) is given as if the law of the Opining Jurisdiction governs each such agreement.

          (d) We have relied, without investigation, upon the following assumptions: (i) natural persons who are involved on behalf of the Company have sufficient legal capacity to enter into and perform the transaction or to carry out their role in it; (ii) the Company holds the requisite title and rights to any property involved in the transaction;
     (iii) each party to the Agreement and the Amended and Restated Registration Rights Agreement (other than the Company) has satisfied those legal requirements that are applicable to it to the extent necessary to make the Agreement or the Amended and Restated Registration Rights Agreement, as the case may be, enforceable against it; (iv) each party to the Agreement and the Amended and Restated Registration Rights Agreement (other than the Company) has complied with all legal requirements pertaining to its status as such status relates to its rights to enforce the Agreement or the Amended and Restated Registration Rights Agreement, as the case may be, against the Company; (v) each document submitted to us for review is accurate and complete, each such document that is an original is authentic, each such document that is a copy conforms to an authentic original, and all signatures on each such document are genuine; (vi) there has not been any mutual mistake of fact or misunderstanding, fraud, duress or undue influence; (vii) the conduct of the parties to the Agreement and the Amended and Restated Registration Rights Agreement has complied with any requirement of good faith, fair dealing and conscionability; (viii) you and any agent acting for you in connection with the Agreement and the Amended and Restated Registration Rights Agreement have acted in good faith and without notice of any defense against the enforcement of any rights created by or adverse claim to any property or security interest transferred or created as part of, the Agreement or the Amended and Restated Registration Rights Agreement, as the case may be; (ix) there are no agreements or understandings among the parties, written or oral, and there is no usage of trade or course of prior dealing among the parties that would, in either case, define, supplement or qualify the terms of the Agreement or the Amended and Restated Registration Rights Agreement;
     (x) all statutes, judicial and administrative decisions, and rules and regulations of governmental agencies, constituting the law of the Opining Jurisdiction, are generally available (i.e., in terms of access and distribution following publication or other release) to lawyers practicing in the Opining Jurisdiction, and are in a format that makes legal research reasonably feasible; (xi) the constitutionality or validity of a relevant statute, rule, regulation or agency action is not in issue unless a reported decision in the Opining Jurisdiction has specifically addressed but not resolved, or has established, its unconstitutionality or invalidity; (xii) documents reviewed by us (other than the Agreement and the Amended and Restated Registration Rights Agreement) would be enforced as written; (xiii) the Company will not in the future take any discretionary action (including a decision not to act) permitted under the Agreement or the Amended and Restated Registration Rights Agreement that would result in a violation of law or constitute a breach or default under any other agreement or court order;
     (xiv) the Company will obtain all permits and governmental approvals required in the future, and take all actions similarly required, relevant to subsequent consummation of the transaction or performance of the Agreement or the Amended and Restated Registration Rights Agreement;
     (xv) all parties to the transaction will act in accordance with, and will refrain from taking any action that is forbidden by, the terms and conditions of the Agreement and the Amended and Restated Registration Rights Agreement and (xvi) the Amended and Restated Registration Rights Agreement will be duly executed and delivered by each party thereto in the form attached hereto as Exhibit A.

          (e) The opinions herein expressed are limited to the specific issues addressed and to laws existing on the date hereof. By rendering our opinion, we do not undertake to advise you with respect to any other matter or of any change in such laws or in the interpretation hereof which may occur after the date hereof.

          (f) In rendering the opinion in clauses (4), (5) and (6), we have not considered the applicability of rules and regulations of the United States Federal Communications Commission and similar foreign governmental agencies.

          (g) Without limiting any other qualifications set forth herein, the opinion expressed in clause (4) is subject to the effect of generally applicable laws that (i) provide for the enforcement of oral waivers or modifications where a material change of position in reliance thereon has occurred or provide that a course of performance may operate as a waiver, (ii) limit the enforcement of provisions of a contract that purport to require waiver of the obligations of good faith, fair dealing, diligence and reasonableness, (iii) provide that forum selection clauses in contracts are not necessarily binding on courts,
     (iv) limit the availability of a remedy under certain circumstances where another remedy has been elected, (v) limit the enforceability of provisions releasing, exculpating or exempting a party from, or requiring indemnification of a party for, liability for its own action or inaction, to the extent the action or inaction involves gross negligence, recklessness, willful misconduct or unlawful conduct, (vi) may, where less than all of a contract may be unenforceable, limit the enforceability of the balance of the contract to circumstances in which the unenforceable portion is not an essential part of the agreed exchange, (vii) govern and afford judicial discretion regarding the determination of damages and entitlement to attorneys' fees and other costs, (viii) may permit a party who has materially failed to render or offer performance required by a contract to cure that failure unless either permitting a cure would unreasonably hinder the aggrieved party from making substitute arrangements for performance or it is important under the circumstances to the aggrieved party that performance occur by the date stated in the contract, (ix) may limit the enforceability of provisions restricting competition, the solicitation of customers or employees, the use or disclosure of information or other activities in restraint of trade, (x) may require mitigation of damages, (xi) limit the right of a creditor to use force or cause a breach of the peace in enforcing rights, (xii) relate to the sale or disposition of collateral or the requirements of a commercially reasonable sale, (xiii) may, in the absence of a waiver or consent, discharge a guarantor to the extent that either action by a creditor impairs the value of collateral securing the guaranteed debt to the detriment of the guarantor or the guaranteed debt is materially modified, or (xiv) may limit the enforceability of provisions imposing increased interest rates or late payment charges upon delinquency in payment or default or providing for liquidated damages or for premiums upon acceleration.

          (h) In rendering the opinion in clause (4), we have only considered the applicability of statutes, rules and regulations that a lawyer in the Opining Jurisdiction exercising customary professional diligence would reasonably recognize as being directly applicable to the Company, the transactions contemplated by the Agreement, or both.

          (i) The opinions expressed do not address any of the following legal issues: (1) Federal securities laws and regulations administered by the Securities and Exchange Commission, state "Blue Sky" laws and regulations, and laws and regulations relating to commodity (and other) futures and indices and other similar instruments; (2) Federal Reserve Board margin regulations; (3) pension and employee benefit laws and regulations (e.g., ERISA); (4) Federal and state antitrust and unfair competition laws and regulations; (5) Federal laws and regulations concerning filing and notice requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and Exon-Florio, other than requirements applicable to charter-related documents such as a certificate of merger; (6) compliance with fiduciary duty requirements;
     (7) the statutes and ordinances, administrative decisions and the rules and regulations of counties, towns, municipalities and special political subdivisions (whether created or enabled through legislative action at the Federal, state or regional level) and judicial decisions to the extent that they deal with the foregoing; (8) the characterization of a transaction as one involving the creation of a lien on real property or a security interest in personal property, the characterization of a contract as one in a form sufficient to create a lien or a security interest, and the creation, attachment, perfection, priority or enforcement of a lien on real property or a security interest in personal property; (9) fraudulent transfer and fraudulent conveyance laws; (10) Federal and state environmental laws and regulations; (11) Federal and state land use and subdivision laws and regulations; (12) Federal and state tax laws and regulations; (13) Federal patent, copyright and trademark, state trademark, and other Federal and state intellectual property laws and regulations; (14) Federal and state racketeering laws and regulations (e.g., RICO); (15) Federal and state health and safety laws and regulations (e.g., OSHA); (16) Federal and state labor laws and regulations; (17) Federal and state laws, regulations and policies concerning (i) national and local emergency,
     (ii) possible judicial deference to acts of sovereign states, and (iii) criminal and civil forfeiture laws; and (18) other Federal and state statutes of general application to the extent they provide for criminal prosecution (e.g., mail fraud and wire fraud statutes).

                                                                     Exhibit C
                                AMENDMENT NO. 1
                                      to
                             SHAREHOLDER AGREEMENT

     THIS AMENDMENT NO. 1 TO SHAREHOLDER AGREEMENT (this "Amendment"), dated as of November 16, 2000, among ValueVision International, Inc., a Minnesota corporation (together with its successors, the "Company"), and GE Capital Equity Investments, Inc., a Delaware corporation (together with its successors, "GE Capital Equity Investments") and National Broadcasting Company, Inc., a Delaware corporation (together with its successors, "NBC").

                                  WITNESSETH:

     WHEREAS, the Company, GE Capital Equity Investments and NBC have previously entered into that certain Shareholder Agreement dated as of April 15, 1999 (the "Original Shareholder Agreement"; terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Shareholder Agreement);

     WHEREAS, concurrently with the execution hereof, the Company is entering that certain Warrant Purchase Agreement (the "Warrant Purchase Agreement") with NBC providing for the purchase by and issuance to NBC from the Company of warrants (the "Warrants") to purchase 6,000,000 shares of Common Stock;

     WHEREAS, in connection with the Company's consent and waiver of the violation of Section 4.1(a)(ii) of the Original Shareholder Agreement that would otherwise occur in connection with the issuance by the Company to NBC of the Warrants, the Company and NBC have agreed to execute and deliver this Agreement pursuant to Section 6.7 of the Warrant Purchase Agreement; and

     WHEREAS, the parties hereto deem it in their best interests and in the best interests of the Company to amend the Original Shareholder Agreement upon the terms and conditions set forth herein and desire to enter into this Amendment in order to effectuate that purpose.

     NOW, THEREFORE, in consideration of the mutual agreements and understandings set forth herein, the parties hereto hereby agree as follows:

     1. Amendment of Definition of "Standstill Limit". The definition of "Standstill Limit" set forth in Section 1.1 of the Original Shareholder Agreement is hereby amended and restated as follows:

     "Standstill Limit" means the Beneficial Ownership of 45.0% of the Adjusted Outstanding Common Stock.

     2. Except as hereby specifically amended, the Original Shareholder Agreement and all of the terms and provisions thereof shall remain unchanged and in full force and effect.

     3. This Amendment may be executed in counterparts, each of which shall be deemed an original but which together shall constitute one instrument.

     IN WITNESS WHEREOF, this Amendment has been executed by the parties hereto or by their respective duly authorized representatives, all as of the date first above written.

                                          VALUEVISION INTERNATIONAL, INC.

                                          By:_______________________________
                                          Its:______________________________


                                          GE CAPITAL EQUITY INVESTMENTS, INC.

                                          By:_______________________________
                                          Its:______________________________


                                          NATIONAL BROADCASTING COMPANY, INC.

                                          By:________________________________
                                          Its:_______________________________

                                                                     Exhibit D

             [Amended and Restated Registration Rights Agreement]